UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
Name: Jun Ohta
Title: Director

Date: December 27, 2016

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our” or “SMFG”) is a holding company that directly owns 100% of the issued and outstanding shares of Sumitomo Mitsui Banking Corporation (“SMBC” or “the Bank”), one of the largest commercial banks in Japan. In addition to SMBC, our subsidiaries in our commercial banking business include SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in our leasing business; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our securities business; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in our consumer finance business. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. In addition, “SMBC” and “the Bank” refer not only to Sumitomo Mitsui Banking Corporation but also to Sumitomo Mitsui Banking Corporation and its subsidiaries taken as a whole, depending on the context.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

Based on data published in December 2016 by the Cabinet Office of the Government of Japan, Japanese gross domestic product (“GDP”) increased by 0.5% on a quarter-on-quarter basis for the period from April to June 2016, primarily due to increases in private consumption and private residential investment. For the period from July to September 2016, the quarter-on-quarter growth rate of Japanese GDP was 0.3%, primarily due to an increase in exports of goods and services.

For the periods from April to June 2016 and July to September 2016, private consumption increased, on a quarter-on-quarter basis, by 0.2% and 0.3%, respectively. These reflected the steady improvement in the employment and income situation.

Private investment consists of capital investments by businesses and private residential investments. For the period from April to June 2016, capital investments by businesses increased by 1.4% on a quarter-on-quarter basis, since corporate earnings remained at a high level. However, for the period from July to September 2016, they decreased by 0.4% on a quarter-on-quarter basis. On the other hand, for the periods from April to June 2016 and July to September 2016, private residential investments increased, on a quarter-on-quarter basis, by 3.5% and 2.6%, respectively.

Changes in private inventories contributed, on a quarter-on-quarter basis, 0.2 percentage points to Japanese GDP growth for the period from April to June 2016, but negatively impacted Japanese GDP growth by 0.3 percentage points for the period from July to September 2016.

Exports of goods and services decreased, on a quarter-on-quarter basis, by 1.3% for the period from April to June 2016, primarily due to the slowdown of emerging economies, notably China. However, for the period from July to September 2016, they increased by 1.6% on a quarter-on-quarter basis.

For the periods from April to June 2016 and July to September 2016, imports of goods and services decreased, on a quarter-on-quarter basis, by 0.9% and 0.4%, respectively.

Industrial production, as a whole, was flat throughout the six months ended September 30, 2016.

The active job openings-to-applicants ratio continued to steadily improve. The unemployment rate remained relatively low, and it was 3.0% in September 2016, a decrease of 0.4 percentage points from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. Further, for the periods from April to June 2016 and July to September 2016, the compensation of employees increased, on a quarter-on-quarter basis, by 0.4% and 0.8%, respectively.

According to Teikoku Databank, a research institution in Japan, there were approximately 4,100 corporate bankruptcies in Japan for the six months ended September 30, 2016, a decrease of 3.7% from the same period in the previous year, involving approximately ¥0.7 trillion in total liabilities, a decrease of 20.4% from the same period in the previous year.

In Japanese financial and capital markets, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, was at around 0% or negative for the six months ended September 30, 2016. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, remained negative in the same period. This was due to the introduction of “quantitative and qualitative monetary easing with a negative interest rate” by the Bank of Japan (“BOJ”) in February 2016 as part of its “quantitative and qualitative monetary easing,” in addition to the ongoing provision of ample funds by the BOJ. In September 2016, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control.” Under the new policy framework, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to the current levels of around 0% to control long-term interest rates. In addition, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, dropped from ¥16,758.67 at March 31, 2016 to ¥14,952.02 at June 24, 2016, soon after the result of the United Kingdom’s referendum to leave the European Union. It recovered to ¥16,449.84 at September 30, 2016 and subsequently rose to ¥19,273.79 at December 15, 2016.

The yen appreciated against the U.S. dollar from ¥112.43 at March 31, 2016 to ¥100.90 at September 30, 2016, according to the statistical data published by the BOJ. Thereafter, the yen exchange rate against the U.S. dollar at December 15, 2016 was ¥117.64.

As for the global economy for the six months ended September 30, 2016, economies of developed countries such as the U.S. continued to recover gradually, despite a slowdown in the pace of growth of emerging economies. The U.S. economy continued to recover gradually, supported by robust private consumption. The European economy also continued to recover gradually for the six months ended September 30, 2016. On the other hand, the growth momentum in China and other Asian economies continued to be slow.

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

Capital Adequacy Requirements

Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Financial Institutions (“G-SIFIs”) based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”). G-SIFIs included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the G-SIFI capital surcharge.

The G-SIFI capital surcharge started to be phased in from January 2016 and, when fully implemented in January 2019, will range from 1% to 2.5% of risk-weighted assets depending upon a bank’s systemic importance as determined by the FSB.

We have been included in the list of G-SIFIs each year since the initial list was published in November 2011, and were included on the list published in November 2016. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are required to maintain is 0.25% under the phase-in requirement starting from January 2016 and will be 1% when the requirement is fully applied from January 2019.

For further details regarding regulatory developments that may affect our business and financial results, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States and Regulations in Other Jurisdictions” of our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Developments Related to Our Business

Changes in principal subsidiaries and associates

On April 1, 2016, our subsidiary Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) acquired General Electric Company (“GE”) group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. This acquisition was made for the purpose of upgrading our marketing strategies and sales capabilities by leveraging GE Japan’s know-how developed under GE, and offering a wide range of financial solutions by enhancing the combined client base of SMFL and GE Japan. On September 5, 2016, GE Japan changed its corporate name to SMFL Capital Company, Limited.

On July 29, 2016, the Bank acquired an additional 20% of the outstanding shares of Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) and increased its equity interest in SMAM to 60%. As a result, SMAM became our subsidiary. Through this acquisition, we aim to enhance our services to comprehensively meet our clients’ needs for asset management.

Accounting Changes

See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with IFRS as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income increased by ¥167,150 million from ¥1,739,083 million for the six months ended September 30, 2015 to ¥1,906,233 million for the six months ended September 30, 2016, primarily due to an increase in net trading income. Our net profit increased by ¥63,099 million from ¥496,369 million for the six months ended September 30, 2015 to ¥559,468 million for the six months ended September 30, 2016, due to an increase in total operating income described above, which was partially offset by increases in impairment charges on financial assets and operating expenses.

Our total assets decreased by ¥5,489,799 million from ¥180,172,652 million at March 31, 2016 to ¥174,682,853 million at September 30, 2016, primarily due to decreases in cash and deposits with banks and investment securities.

Our total liabilities decreased by ¥5,375,658 million from ¥169,130,553 million at March 31, 2016 to ¥163,754,895 million at September 30, 2016, primarily due to decreases in deposits and borrowings.

Our total equity decreased by ¥114,141 million from ¥11,042,099 million at March 31, 2016 to ¥10,927,958 million at September 30, 2016, primarily due to decrease in other reserves, which was partially offset by an increase in retained earnings.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions, except per share data)
Interest income	¥924,563	¥919,910
Interest expense	224,952	208,923

Net interest income	699,611	710,987

Fee and commission income	504,086	509,064
Fee and commission expense	87,115	71,199

Net fee and commission income	416,971	437,865

Net trading income	375,304	162,980
Net loss from financial assets at fair value through profit or loss	(489)	(409)
Net investment income	166,064	218,233
Other income	248,772	209,427

Total operating income	1,906,233	1,739,083

Impairment charges on financial assets	118,571	67,280

Net operating income	1,787,662	1,671,803

General and administrative expenses	863,137	840,045
Other expenses	178,723	162,994

Operating expenses	1,041,860	1,003,039

Share of post-tax profit of associates and joint ventures	15,280	17,112

Profit before tax	761,082	685,876

Income tax expense	201,614	189,507

Net profit	¥559,468	¥496,369

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥506,104	¥444,452
Non-controlling interests	49,399	51,917
Other equity instruments holders	3,965	—

Earnings per share:
Basic	¥370.17	¥325.07
Diluted	369.90	324.86

Total operating income increased by ¥167,150 million, or 10%, from ¥1,739,083 million for the six months ended September 30, 2015 to ¥1,906,233 million for the six months ended September 30, 2016, primarily due to an increase in net trading income of ¥212,324 as discussed in detail below. Although impairment charges on financial assets increased, net operating income also increased by ¥115,859 million from ¥1,671,803 million for the six months ended September 30, 2015, to ¥1,787,662 million for the six months ended September 30, 2016, due to the increase in total operating income described above.

Net profit increased by ¥63,099 million from ¥496,369 million for the six months ended September 30, 2015 to ¥559,468 million for the six months ended September 30, 2016, due to the increase in net operating income described above, which was partially offset by increases in general and administrative expenses and other expenses.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016			2015
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥731,312	¥1,869	0.51%	¥816,445	¥2,318	0.57%
Foreign offices	4,643,743	19,024	0.82%	5,617,946	18,846	0.67%

Total	5,375,055	20,893	0.78%	6,434,391	21,164	0.66%

Call loans and bills bought:
Domestic offices	58,025	241	0.83%	175,923	424	0.48%
Foreign offices	1,204,600	5,379	0.89%	1,356,471	9,320	1.37%

Total	1,262,625	5,620	0.89%	1,532,394	9,744	1.27%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	7,425,343	5,186	0.14%	6,149,053	4,727	0.15%
Foreign offices	1,147,903	7,746	1.35%	822,294	5,193	1.26%

Total	8,573,246	12,932	0.30%	6,971,347	9,920	0.28%

Held-to-maturity investments(1):
Domestic offices	2,080,392	3,866	0.37%	3,246,567	7,402	0.46%

Total	2,080,392	3,866	0.37%	3,246,567	7,402	0.46%

Available-for-sale financial assets(1):
Domestic offices	7,471,921	19,822	0.53%	11,427,041	18,491	0.32%
Foreign offices	2,541,006	17,828	1.40%	2,314,770	15,987	1.38%

Total	10,012,927	37,650	0.75%	13,741,811	34,478	0.50%

Loans and advances(2):
Domestic offices	65,621,262	539,642	1.64%	62,783,511	543,082	1.73%
Foreign offices	24,262,957	303,960	2.51%	25,736,510	294,120	2.29%

Total	89,884,219	843,602	1.88%	88,520,021	837,202	1.89%

Total interest-earning assets:
Domestic offices	83,388,255	570,626	1.37%	84,598,540	576,444	1.36%
Foreign offices	33,800,209	353,937	2.09%	35,847,991	343,466	1.92%

Total	¥117,188,464	¥924,563	1.58%	¥120,446,531	¥919,910	1.53%

	For the six months ended September 30,
	2016				2015
	Average balance(3)	Interest expense	Average rate		Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥81,922,138	¥17,441	0.04%		¥77,254,644	¥24,554	0.06%
Foreign offices	22,809,850	94,494	0.83%		23,359,739	69,544	0.60%

Total	104,731,988	111,935	0.21%		100,614,383	94,098	0.19%

Call money and bills sold:
Domestic offices	483,342	(57)	(0.02%	)	2,450,672	892	0.07%
Foreign offices	723,827	2,464	0.68%		1,214,126	1,984	0.33%

Total	1,207,169	2,407	0.40%		3,664,798	2,876	0.16%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	6,918,127	2,467	0.07%		7,825,525	4,139	0.11%
Foreign offices	2,775,934	6,255	0.45%		1,058,264	1,991	0.38%

Total	9,694,061	8,722	0.18%		8,883,789	6,130	0.14%

Borrowings:
Domestic offices	7,828,473	26,692	0.68%		10,211,717	28,290	0.55%
Foreign offices	783,406	10,346	2.64%		1,052,983	8,737	1.66%

Total	8,611,879	37,038	0.86%		11,264,700	37,027	0.66%

Debt securities in issue:
Domestic offices	8,030,175	56,305	1.40%		7,756,543	61,989	1.60%
Foreign offices	2,334,392	8,206	0.70%		3,096,245	6,440	0.42%

Total	10,364,567	64,511	1.24%		10,852,788	68,429	1.26%

Other interest-bearing liabilities:
Domestic offices	93,777	312	0.67%		93,763	354	0.76%
Foreign offices	2,644	27	2.04%		3,124	9	0.58%

Total	96,421	339	0.70%		96,887	363	0.75%

Total interest-bearing liabilities:
Domestic offices	105,276,032	103,160	0.20%		105,592,864	120,218	0.23%
Foreign offices	29,430,053	121,792	0.83%		29,784,481	88,705	0.60%

Total	¥134,706,085	¥224,952	0.33%		¥135,377,345	¥208,923	0.31%

Net interest income and interest rate spread		¥699,611	1.25%			¥710,987	1.22%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2016 compared to the six months ended September 30, 2015.

	Six months ended September 30, 2016 compared to six months ended September 30, 2015 Increase / (decrease)
	Volume	Rate	Net change
		(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(230)	¥(219)	¥(449)
Foreign offices	(3,582)	3,760	178

Total	(3,812)	3,541	(271)

Call loans and bills bought:
Domestic offices	(382)	199	(183)
Foreign offices	(952)	(2,989)	(3,941)

Total	(1,334)	(2,790)	(4,124)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	909	(450)	459
Foreign offices	2,175	378	2,553

Total	3,084	(72)	3,012

Held-to-maturity investments:
Domestic offices	(2,342)	(1,194)	(3,536)

Total	(2,342)	(1,194)	(3,536)

Available-for-sale financial assets:
Domestic offices	(7,762)	9,093	1,331
Foreign offices	1,581	260	1,841

Total	(6,181)	9,353	3,172

Loans and advances:
Domestic offices	23,953	(27,393)	(3,440)
Foreign offices	(17,477)	27,317	9,840

Total	6,476	(76)	6,400

Total interest income:
Domestic offices	14,146	(19,964)	(5,818)
Foreign offices	(18,255)	28,726	10,471

Total	¥(4,109)	¥8,762	¥4,653

	Six months ended September 30, 2016 compared to six months ended September 30, 2015 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,329	¥(8,442)	¥(7,113)
Foreign offices	(1,686)	26,636	24,950

Total	(357)	18,194	17,837

Call money and bills sold:
Domestic offices	(348)	(601)	(949)
Foreign offices	(1,046)	1,526	480

Total	(1,394)	925	(469)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(455)	(1,217)	(1,672)
Foreign offices	3,803	461	4,264

Total	3,348	(756)	2,592

Borrowings:
Domestic offices	(7,324)	5,726	(1,598)
Foreign offices	(2,637)	4,246	1,609

Total	(9,961)	9,972	11

Debt securities in issue:
Domestic offices	2,129	(7,813)	(5,684)
Foreign offices	(1,887)	3,653	1,766

Total	242	(4,160)	(3,918)

Other interest-bearing liabilities:
Domestic offices	—	(42)	(42)
Foreign offices	(2)	20	18

Total	(2)	(22)	(24)

Total interest expense:
Domestic offices	(4,669)	(12,389)	(17,058)
Foreign offices	(3,455)	36,542	33,087

Total	¥(8,124)	¥24,153	¥16,029

Net interest income:
Domestic offices	¥18,815	¥(7,575)	¥11,240
Foreign offices	(14,800)	(7,816)	(22,616)

Total	¥4,015	¥(15,391)	¥(11,376)

Interest Income

Our interest income increased by ¥4,653 million, or 1%, from ¥919,910 million for the six months ended September 30, 2015 to ¥924,563 million for the six months ended September 30, 2016. This increase primarily reflected an increase in interest income on loans and advances. Interest income on loans and advances increased by ¥6,400 million, or 1%, from ¥837,202 million for the six months ended September 30, 2015 to ¥843,602 million for the six months ended September 30, 2016, primarily due to performance in our foreign offices. Interest income on loans and advances at foreign offices increased by ¥9,840 million, or 3%, from

¥294,120 million for the six months ended September 30, 2015 to ¥303,960 million for the six months ended September 30, 2016, due to an increase in the average rate. Interest income on loans and advances at domestic offices decreased by ¥3,440 million, or 1%, from ¥543,082 million for the six months ended September 30, 2015 to ¥539,642 million for the six months ended September 30, 2016, due to a decrease in the average rate reflecting continuing intense competition in the commercial banking industry.

Interest Expense

Our interest expense increased by ¥16,029 million, or 8%, from ¥208,923 million for the six months ended September 30, 2015 to ¥224,952 million for the six months ended September 30, 2016, primarily due to an increase in interest expense on deposits. Our interest expense on deposits increased by ¥17,837 million, or 19%, from ¥94,098 million for the six months ended September 30, 2015 to ¥111,935 million for the six months ended September 30, 2016, due to an increase at foreign offices reflecting an increase in the average rate, which was partially offset by a decrease at domestic offices.

Net Interest Income

Our net interest income decreased by ¥11,376 million from ¥710,987 million for the six months ended September 30, 2015 to ¥699,611 million for the six months ended September 30, 2016. The decrease was primarily due to an increase in interest expense on deposits, which was partially offset by an increase in interest income on loans and advances.

From the six months ended September 30, 2015 to the six months ended September 30, 2016, the average rate on loans and advances at domestic offices decreased by 0.09 percentage points from 1.73% to 1.64%, primarily due to the intense competition in the commercial banking industry. The average rate on loans and advances at foreign offices increased by 0.22 percentage points from 2.29% to 2.51%, resulting in the total for loans and advances decreasing slightly by 0.01 percentage points from 1.89% to 1.88%. On the other hand, the average rate on deposits at domestic offices slightly decreased by 0.02 percentage points from 0.06% to 0.04%, and the average rate on deposits at foreign offices increased by 0.23 percentage points from 0.60% to 0.83%, resulting in the total for deposits increasing by 0.02 percentage points from 0.19% to 0.21%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions)
Fee and commission income from:
Loans	¥59,470	¥47,758
Credit card business	126,853	124,296
Guarantees	27,713	28,089
Securities-related business	66,375	72,111
Deposits	7,838	7,250
Remittances and transfers	67,503	65,603
Safe deposits	2,936	3,004
Trust fees	1,656	1,368
Investment trusts	55,807	64,802
Agency	8,565	7,769
Others	79,370	87,014

Total fee and commission income	504,086	509,064

Fee and commission expense from:
Remittances and transfers	19,665	18,871
Guarantees	1,605	2,278
Others	65,845	50,050

Total fee and commission expense	87,115	71,199

Net fee and commission income	¥416,971	¥437,865

Fee and commission income decreased by ¥4,978 million, or 1%, from ¥509,064 million for the six months ended September 30, 2015 to ¥504,086 million for the six months ended September 30, 2016. Primary sources of fee and commission income are fees obtained through our credit card business, remittance and transfer fees, fees obtained through securities-related business, loan transaction fees, and fees obtained through investment trusts. The decrease in fee and commission income was primarily due to decreases in fees obtained through investment trusts and securities-related business, reflecting the relatively weak Japanese stock market.

Fee and commission expense increased by ¥15,916 million, or 22%, from ¥71,199 million for the six months ended September 30, 2015 to ¥87,115 million for the six months ended September 30, 2016.

As a result, net fee and commission income decreased by ¥20,894 million, or 5%, from ¥437,865 million for the six months ended September 30, 2015 to ¥416,971 million for the six months ended September 30, 2016.

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss, and investment securities for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions)
Net trading income:
Interest rate	¥122,513	¥96,292
Foreign exchange	234,237	55,987
Equity	13,145	13,490
Credit	3,848	(3,375)
Others	1,561	586

Total net trading income	¥375,304	¥162,980

Net loss from financial assets at fair value through profit or loss:
Net loss from debt instruments	¥(1,727)	¥(2,176)
Net income from equity instruments	1,238	1,767

Total net loss from financial assets at fair value through profit or loss	¥(489)	¥(409)

Net investment income:
Net gain from disposal of debt instruments	¥50,928	¥18,191
Net gain from disposal of equity instruments	56,688	133,101
Dividend income	58,448	66,941

Total net investment income	¥166,064	¥218,233

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥212,324 million from ¥162,980 million for the six months ended September 30, 2015 to ¥375,304 million for the six months ended September 30, 2016. The increase was primarily due to an increase in net trading income from foreign exchange transactions related to “economic hedges.”

We have carried out hedging transactions to hedge the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS as they do not meet the conditions for hedge accounting under IFRS. Hedged items and hedging instruments related to the economic hedges are classified into three types: (1) net investments in foreign subsidiaries and associates hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities, such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

As those economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), large depreciations or appreciations of the yen against other currencies may result in significant fluctuations in net trading income from foreign exchange transactions.

The above-mentioned increase in net trading income from foreign exchange transactions related to the economic hedges was primarily due to an increase in the appreciation of the yen against the U.S. dollar in the current period compared to the same period in the previous fiscal year. The yen appreciated against the U.S. dollar by 11.57 yen from ¥112.62 at March 31, 2016 to ¥101.05 at September 30, 2016. This was larger than the 0.23 yen appreciation from ¥120.15 at March 31, 2015 to ¥119.92 at September 30, 2015. In addition, an appreciation of the yen against Asian emerging market currencies in the current period also contributed to the increase in net trading income from foreign exchange transactions.

Net loss from financial assets at fair value through profit or loss slightly increased by ¥80 million from ¥409 million for the six months ended September 30, 2015 to ¥489 million for the six months ended September 30, 2016.

Net investment income decreased by ¥52,169 million from ¥218,233 million for the six months ended September 30, 2015 to ¥166,064 million for the six months ended September 30, 2016. This was primarily due to a decrease in net gains from sales of equity index-linked investment trusts, which was partially offset by an increase in net gains from sales of bonds.

Other Income

The following table sets forth our other income for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions)
Income from operating leases	¥112,767	¥99,964
Income related to disposal of assets leased	64,384	52,382
Income related to IT solution services	16,615	16,891
Gains on disposal of property, plant and equipment, and other intangible assets	126	3,647
Gains on step acquisition of subsidiaries	20,344	—
Gains on step acquisition of associates and joint ventures	—	1,714
Others	34,536	34,829

Total other income	¥248,772	¥209,427

Other income increased by ¥39,345 million, or 19%, from ¥209,427 million for the six months ended September 30, 2015 to ¥248,772 million for the six months ended September 30, 2016. The increase was primarily due to gains on step acquisition of subsidiaries related to the acquisition of SMAM and increases in income from operating leases and income related to disposal of assets leased.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions)
Loans and advances	¥50,477	¥57,595
Available-for-sale financial assets	68,094	9,685

Total impairment charges on financial assets	¥118,571	¥67,280

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment and financial conditions of issuers of the instruments but the fair value of the financial instruments, such as market prices on stock markets in the case of equity instruments.

Impairment charges on loans and advances decreased by ¥7,118 million from ¥57,595 million for the six months ended September 30, 2015 to ¥50,477 million for the six months ended September 30, 2016.

For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets increased by ¥58,409 million from ¥9,685 million for the six months ended September 30, 2015 to ¥68,094 million for the six months ended September 30, 2016, primarily due to an increase in impairment charges on investment trusts, mainly those investing in Japanese or foreign stocks.

In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer of the instrument. Our assessments of issuers focus on the issuers’ industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the instruments below their cost.

For the six months ended September 30, 2016, the types of securities on which the impairment charges were recognized included investment trusts and investments in limited partnerships.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions)
Personnel expenses	¥408,232	¥392,061
Depreciation and amortization	87,184	75,411
Rent and lease expenses	57,309	59,459
Building and maintenance expenses	4,711	7,769
Supplies expenses	8,001	7,020
Communication expenses	18,153	18,103
Publicity and advertising expenses	36,809	35,639
Taxes and dues	42,047	39,439
Outsourcing expenses	46,354	43,063
Premiums for deposit insurance	18,918	18,110
Office equipment expenses	24,551	23,726
Others	110,868	120,245

Total general and administrative expenses	¥863,137	¥840,045

General and administrative expenses increased by ¥23,092 million, or 3%, from ¥840,045 million for the six months ended September 30, 2015 to ¥863,137 million for the six months ended September 30, 2016, primarily due to increases in expenses such as personnel expenses of SMBC Trust Bank, reflecting the acquisition of the retail banking business of Citibank Japan Ltd. in November 2015.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions)
Cost of operating leases	¥53,017	¥42,130
Cost related to disposal of assets leased	59,081	48,692
Cost related to IT solution services and IT systems	41,264	44,924
Provision for interest repayment	240	123
Losses on disposal of property, plant and equipment, and other intangible assets	907	1,648
Impairment losses of property, plant and equipment	1,712	2,659
Impairment losses of intangible assets	51	129
Losses on sale of investments in subsidiaries and associates	—	9
Impairment losses of investments in associates and joint ventures	1,522	3,931
Others	20,929	18,749

Total other expenses	¥178,723	¥162,994

Other expenses increased by ¥15,729 million, or 10%, from ¥162,994 million for the six months ended September 30, 2015 to ¥178,723 million for the six months ended September 30, 2016, primarily due to increases in cost of operating leases and cost related to disposal of assets leased.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures decreased by ¥1,832 million from ¥17,112 million for the six months ended September 30, 2015 to ¥15,280 million for the six months ended September 30, 2016, primarily due to a decrease in our share of the profit of foreign associates and joint ventures.

Income Tax Expense

Income tax expense increased by ¥12,107 million from ¥189,507 million for the six months ended September 30, 2015 to ¥201,614 million for the six months ended September 30, 2016. The increase was primarily due to an increase in deferred tax expense, which was partially offset by a decrease in current tax expense resulting from a decrease in taxable income and reduction of Japanese corporation tax rates applicable from fiscal years beginning on or after April 1, 2016.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others.

The business segment information covers the Bank, which accounts for the major portion of our total assets and revenue, in Commercial Banking, SMFL in Leasing, SMBC Nikko Securities and SMBC Friend Securities in Securities, and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in Consumer Finance. Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Commercial Banking

The Bank represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as SMBC Trust Bank, KUBC and The Minato Bank, as well as foreign banking subsidiaries, such as SMBC Europe, SMBC (China) and Manufacturers Bank. Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by dividing it into four business units by customer market: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division of the Bank provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of the Bank’s customers. The Corporate Advisory Division operates within the Wholesale Banking Unit, and the Private Advisory Division operates within the Wholesale Banking Unit and the Retail Banking Unit, while the Transaction Business Division operates within the Wholesale Banking Unit, the Retail Banking Unit and the International Banking Unit. The revenues and expenses of these units and divisions are generally allocated to each business unit.

The Bank’s Wholesale Banking Unit

The Bank’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by Japanese large corporations, including listed companies, and mid-sized companies, and, together with certain of our Group companies, provides a wide range of financial products and services targeting those corporations and companies, through its sales channels. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services.

The Bank’s Retail Banking Unit

The Bank’s Retail Banking Unit provides financial services to both consumers residing in Japan and domestic small-sized companies. For consumers, this business unit offers a wide range of financial services including personal bank accounts, housing loans and investment trusts, and provides pension-type insurance products and life insurance products as an agent. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

The Bank’s International Banking Unit

The Bank’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

The Bank’s Treasury Unit

The Bank’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset liability management requirements. To further expand the Bank’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign exchange transactions to derivative transactions.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s four business units and the Bank as a whole. The Bank’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the four business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of our Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services including equipment, operating, leveraged and aircraft leasing. On April 1, 2016, SMFL acquired GE group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan, whose corporate name was changed to SMFL Capital Company, Limited on September 5, 2016.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan. On May 12, 2016, we announced our plan to merge SMBC Nikko Securities and SMBC Friend Securities in January 2018.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance provides consumer loans that consist mainly of unsecured loans to individuals and engages in other business including a loan guarantee business.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities and Consumer Finance segments, and the Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited and Sumitomo Mitsui Asset Management Company, Limited, which had been our equity-method associate and became our subsidiary in July 2016. It also includes internal transactions between our Group companies, which are eliminated in our consolidated financial statements.

Segmental Results of Operation

For the six months ended September 30, 2016:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥257.7	¥169.1	¥148.2	¥164.3	¥174.7	¥914.0	¥145.6	¥1,059.6
Net interest income	133.6	146.8	92.8	71.3	195.4	639.9	86.4	726.3
Net non-interest income	124.1	22.3	55.4	93.0	(20.7)	274.1	59.2	333.3
General and administrative expenses and others	(99.6)	(176.7)	(59.5)	(13.6)	(52.6)	(402.0)	(119.1)	(521.1)

Consolidated net business profit(1)(7)	¥158.1	¥(7.6)	¥88.7	¥150.7	¥122.1	¥512.0	¥26.5	¥538.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥78.7	¥87.2	¥158.7	¥19.5	¥176.4	¥105.9	¥84.5	¥120.7	¥313.2	¥(218.9)	¥1,417.5
Net interest income	11.6	13.7	2.2	1.0	3.9	6.4	12.2	80.0	97.7	(181.0)	660.6
Net non-interest income	67.1	73.5	156.5	18.5	172.5	99.5	72.3	40.7	215.5	(37.9)	756.9
General and administrative expenses and others	(34.6)	(37.7)	(127.4)	(18.6)	(151.6)	(85.6)	(62.7)	(51.8)	(206.9)	47.9	(869.4)

Consolidated net business profit(1)(7)	¥44.1	¥49.5	¥31.3	¥0.9	¥24.8	¥20.3	¥21.8	¥68.9	¥106.3	¥(171.0)	¥548.1

Gross Profit by Business Segment

(For the six months ended September 30, 2016)

For the six months ended September 30, 2015:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥257.6	¥182.9	¥180.7	¥222.5	¥(40.7)	¥803.0	¥150.9	¥953.9
Net interest income	149.7	151.4	114.4	139.1	17.3	571.9	84.8	656.7
Net non-interest income	107.9	31.5	66.3	83.4	(58.0)	231.1	66.1	297.2
General and administrative expenses and others	(101.9)	(174.4)	(60.9)	(14.6)	(47.0)	(398.8)	(100.7)	(499.5)

Consolidated net business profit(1)(7)	¥155.7	¥8.5	¥119.8	¥207.9	¥(87.7)	¥404.2	¥50.2	¥454.4

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥71.6	¥81.9	¥176.2	¥21.0	¥192.9	¥101.3	¥82.4	¥114.7	¥300.1	¥(16.1)	¥1,512.7
Net interest income	8.8	11.3	0.7	0.8	2.3	6.6	12.1	77.7	92.1	20.3	782.7
Net non-interest income	62.8	70.6	175.5	20.2	190.6	94.7	70.3	37.0	208.0	(36.4)	730.0
General and administrative expenses and others	(29.9)	(32.0)	(131.9)	(19.4)	(157.0)	(77.0)	(61.5)	(50.9)	(195.9)	(11.2)	(895.6)

Consolidated net business profit(1)(7)	¥41.7	¥49.9	¥44.3	¥1.6	¥35.9	¥24.3	¥20.9	¥63.8	¥104.2	¥(27.3)	¥617.1

(1)	Consolidated net business profit = Gross profit (*) – General and administrative expenses + share of profit or loss of equity-method associates.

(*) Gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Trust Bank, KUBC, The Minato Bank, SMBC Europe and SMBC (China). The results of SMBC Trust Bank for the six months ended September 30, 2016 include those of the retail banking business acquired from Citibank Japan Ltd. in November, 2015.
(3)	The figures represent consolidated figures of respective companies.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(6)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(7)	The Group’s total credit costs (reversal) for the six months ended September 30, 2016 and 2015 were ¥54.8 billion and ¥24.1 billion, respectively, of which ¥3.3 billion and ¥(23.6) billion were for Commercial Banking, ¥0.01 billion and ¥(1.0) billion were for Leasing, and ¥50.7 billion and ¥46.7 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Commercial Banking

Our consolidated net business profit from our Commercial Banking segment increased by ¥84.1 billion from ¥454.4 billion for the six months ended September 30, 2015 to ¥538.5 billion for the six months ended September 30, 2016. This was due to increases in net interest income and net non-interest income, which was partially offset by an increase in general and administrative expenses.

Our consolidated net business profit from the Bank’s four business units decreased by ¥102.0 billion from ¥491.9 billion for the six months ended September 30, 2015 to ¥389.9 billion for the six months ended September 30, 2016.

The difference between the profit from our Commercial Banking segment and that from the Bank’s four business units for the six months ended September 30, 2016 was primarily due to the dividends of ¥200 billion from SMBC Nikko Securities, which were included in net interest income of the Bank’s Others. Those dividends were eliminated in the consolidated financial statements as internal transactions between our Group companies.

The Bank’s Wholesale Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Wholesale Banking Unit increased by ¥0.1 billion and ¥2.4 billion from ¥257.6 billion and ¥155.7 billion for the six months ended September 30, 2015 to ¥257.7 billion and ¥158.1 billion for the six months ended September 30, 2016, respectively. The increase was primarily due to an increase in net non-interest income, which was partially offset by a decrease in net interest income. Net non-interest income increased primarily due to an increase in fees and commissions related to structured finance.

The Bank’s Retail Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Retail Banking Unit decreased by ¥13.8 billion and ¥16.1 billion from ¥182.9 billion and ¥8.5 billion for the six months ended September 30, 2015 to ¥169.1 billion and a loss of ¥7.6 billion for the six months ended September 30, 2016, respectively. Net non-interest income decreased primarily due to decreases in the sales of investment trusts and single-premium whole life insurance.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit decreased by ¥32.5 billion and ¥31.1 billion from ¥180.7 billion and ¥119.8 billion for the six months ended September 30, 2015 to ¥148.2 billion and ¥88.7 billion for the six months ended September 30, 2016, respectively. This was primarily due to decreases in net interest income and non-interest income.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit decreased by ¥58.2 billion and ¥57.2 billion from ¥222.5 billion and ¥207.9 billion for the six months ended September 30, 2015 to ¥164.3 billion and ¥150.7 billion for the six months ended September 30, 2016. This was primarily due to a decrease in profits from equity index-linked investment trusts.

Leasing

Gross profit in our leasing segment increased by ¥5.3 billion from ¥81.9 billion for the six months ended September 30, 2015 to ¥87.2 billion for the six months ended September 30, 2016. This was primarily due to the inclusion of the six-month results of SMFL Capital Company, Limited, which became a subsidiary of SMFL in April 2016. However, consolidated net business profit decreased by ¥0.4 billion from ¥49.9 billion for the six months ended September 30, 2015 to ¥49.5 billion for the six months ended September 30, 2016, primarily due to an increase in general and administrative expenses.

Securities

Both gross profit and consolidated net business profit in our Securities segment decreased by ¥16.5 billion and ¥11.1 billion from ¥192.9 billion and ¥35.9 billion for the six months ended September 30, 2015 to ¥176.4 billion and ¥24.8 billion for the six months ended September 30, 2016, respectively. Although general and administrative expenses decreased, net non-interest income of SMBC Nikko Securities also decreased mainly as a result of a decrease in fees and commissions from investment trusts and securities-related businesses.

Consumer Finance

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥13.1 billion and ¥2.1 billion from ¥300.1 billion and ¥104.2 billion for the six months ended September 30, 2015 to ¥313.2 billion and ¥106.3 billion for the six months ended September 30, 2016, respectively. This was primarily due to an increase in gross profit of Sumitomo Mitsui Card and SMBC Consumer Finance, which was partially offset by an increase in general and administrative expenses of Sumitomo Mitsui Card.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2016	2015
Region:
Japan	78%	76%
Foreign:
Americas	6%	6%
Europe and Middle East	9%	9%
Asia and Oceania (excluding Japan)	7%	9%

Total	100%	100%

Financial Condition

Assets

Our total assets decreased by ¥5,489,799 million from ¥180,172,652 million at March 31, 2016 to ¥174,682,853 million at September 30, 2016, primarily due to decreases in cash and deposits with banks and investment securities.

Our assets at September 30, 2016 and March 31, 2016 were as follows.

	At September 30, 2016	At March 31, 2016
	(In millions)
Cash and deposits with banks	¥39,671,548	¥43,144,654
Call loans and bills bought	1,332,772	1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed	7,917,003	8,236,516
Trading assets	3,190,172	3,615,092
Derivative financial instruments	5,554,362	5,290,825
Financial assets at fair value through profit or loss	1,595,638	1,611,877
Investment securities	16,651,430	19,865,347
Loans and advances	89,696,148	88,862,371
Investments in associates and joint ventures	648,705	702,264
Property, plant and equipment	2,531,422	2,590,951
Intangible assets	1,174,613	1,048,093
Other assets	4,492,870	3,654,448
Current tax assets	97,060	143,534
Deferred tax assets	129,110	115,314

Total assets	¥174,682,853	¥180,172,652

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2016, our loans and advances were ¥89,696,148 million, or 51% of total assets, representing an increase of ¥833,777 million, or 1%, from ¥88,862,371 million at March 31, 2016. The increase in loans and advances was due to an increase in loans and advances to our domestic customers, primarily those to the Government of Japan. On the other hand, loans and advances to our foreign customers decreased, reflecting the appreciations of the yen against other currencies.

Domestic

Through the Bank and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2016	At March 31, 2016
	(In millions)
Manufacturing	¥8,106,543	¥8,298,576
Agriculture, forestry, fisheries and mining	169,625	184,314
Construction	1,131,744	1,169,900
Transportation, communications and public enterprises	5,338,647	5,258,899
Wholesale and retail	5,500,219	5,548,103
Finance and insurance	2,537,411	2,684,865
Real estate and goods rental and leasing	9,625,588	9,587,757
Services	4,818,822	4,960,352
Municipalities	951,404	1,374,306
Lease financing	2,608,307	2,212,048
Consumer(1)	18,947,526	18,935,521
Others(2)	6,230,210	2,989,278

Total domestic	¥65,966,046	¥63,203,919

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,826,361 million and ¥13,984,755 million at September 30, 2016 and March 31, 2016, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2016	At March 31, 2016
	(In millions)
Public sector	¥245,069	¥236,290
Financial institutions	3,657,188	4,067,764
Commerce and industry	18,965,718	20,451,545
Lease financing	331,614	357,072
Others	1,417,159	1,481,455

Total foreign	¥24,616,748	¥26,594,126

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the six months ended September 30, 2016, the allowance for loan losses decreased by ¥38,643 million, or 5.3%, from ¥722,717 million at the beginning of the period to ¥684,074 million at the end of the period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥50,477 million and charge-offs of ¥81,735 million for the six months ended September 30, 2016, and charge-offs exceeded the provision for loan losses, the overall allowance for loan losses decreased.

The provision for loan losses decreased by ¥7,118 million from ¥57,595 million for the six months ended September 30, 2015 to ¥50,477 million for the six months ended September 30, 2016. The decrease was primarily due to an improvement in the quality of our loan portfolio reflecting the moderate recovery of the Japanese economy.

Charge-offs increased by ¥22,161 million from ¥59,574 million for the six months ended September 30, 2015 to ¥81,735 million for the six months ended September 30, 2016. The overall charge-offs of domestic loans and advances increased by ¥13,488 million from ¥52,395 million for the six months ended September 30, 2015 to ¥65,883 million for the six months ended September 30, 2016. Charge-offs of foreign loans and advances increased by ¥8,673 million from ¥7,179 million for the six months ended September 30, 2015 to ¥15,852 million for the six months ended September 30, 2016.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions)
Allowance for loan losses at beginning of period	¥722,717	¥793,552
Provision for loan losses	50,477	57,595
Charge-offs:
Domestic	65,883	52,395
Foreign	15,852	7,179

Total	81,735	59,574

Recoveries:
Domestic	4,871	4,875
Foreign	201	204

Total	5,072	5,079

Net charge-offs	76,663	54,495
Others(1)	(12,457)	(837)

Allowance for loan losses at end of period	¥684,074	¥795,815

(1)	Others mainly include foreign exchange translations for the six months ended September 30, 2016 and 2015.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at September 30, 2016 and March 31, 2016 by domicile and type of industry of the borrowers. At September 30, 2016, gross impaired loans and advances were ¥1,253,801 million, a decrease of ¥98,786 million from ¥1,352,587 million at March 31, 2016. The ratio of gross impaired loans and advances to outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.4% at September 30, 2016, a decrease of 0.1 percentage points from 1.5% at March 31, 2016.

	At September 30, 2016	At March 31, 2016
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥120,822	¥119,318
Agriculture, forestry, fisheries and mining	2,693	2,843
Construction	25,418	25,932
Transportation, communications and public enterprises	29,242	38,008
Wholesale and retail	114,540	125,241
Finance and insurance	4,758	8,302
Real estate and goods rental and leasing	129,666	133,324
Services	91,957	126,781
Lease financing	13,669	16,122
Consumer	205,067	213,931
Others	27,862	32,503

Total domestic	765,694	842,305

Foreign:
Public sector	—	31
Financial institutions	26	28
Commerce and industry	134,094	148,475
Lease financing	8,940	11,104
Others	5,387	5,682

Total foreign	148,447	165,320

Total	914,141	1,007,625

Past due three months or more (loans):
Domestic	22,130	21,861
Foreign	5,953	7,962

Total	28,083	29,823

Restructured (loans):
Domestic	163,333	164,035
Foreign	24,082	22,401

Total	187,415	186,436

Other impaired (loans and advances):
Domestic	117,229	126,211
Foreign	6,933	2,492

Total	124,162	128,703

Gross impaired loans and advances	1,253,801	1,352,587

Less: Allowance for loan losses for impaired loans and advances	(579,262)	(613,510)

Net impaired loans and advances	¥674,539	¥739,077

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥16,651,430 million at September 30, 2016, a decrease of ¥3,213,917 million, or 16%, from ¥19,865,347 million at March 31, 2016. The decrease in our investment securities was primarily due to a decrease in our holdings of available-for-sale domestic bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued by other governments and official institutions.

Our held-to-maturity investments amounted to ¥1,716,314 million at September 30, 2016, a decrease of ¥551,228 million, or 24%, from ¥2,267,542 million at March 31, 2016, primarily due to redemptions at maturity of Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥5,091,740 million of domestic debt instruments at September 30, 2016, a decrease of ¥1,775,552 million, or 26%, from ¥6,867,292 million at March 31, 2016. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign available-for-sale financial assets, we had ¥4,677,134 million of debt instruments at September 30, 2016, which was a decrease of ¥805,484 million, or 15%, from ¥5,482,618 million at March 31, 2016. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The decrease was primarily due to a decrease in our holdings of non-U.S. foreign government bonds.

We had ¥4,622,009 million of domestic equity instruments and ¥544,233 million of foreign equity instruments at September 30, 2016. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥46,290 million, or 1%, from ¥4,668,299 million at March 31, 2016. Net unrealized gains on our domestic equity instruments decreased by ¥126,534 million, or 5%, from ¥2,348,888 million at March 31, 2016 to ¥2,222,354 million at September 30, 2016. The decrease was primarily due to a decline in the market prices of these stocks in a market environment where, as described in “Recent Developments—Operating Environment,” the Nikkei Stock Average dropped from ¥16,758.67 at March 31, 2016 to ¥16,449.84 at September 30, 2016. Net unrealized gains on our foreign equity instruments decreased by ¥7,697 million, or 4%, from ¥204,580 million at March 31, 2016 to ¥196,883 million at September 30, 2016.

We recognize the risks associated with our equity portfolio, owing to its volatility, and have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as held-to-maturity investments and available-for-sale financial assets at September 30, 2016 and March 31, 2016.

	At September 30, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,701,038	¥13,399	¥—	¥1,714,437
Japanese municipal bonds	10,072	27	—	10,099
Japanese corporate bonds	5,204	29	—	5,233

Total domestic	1,716,314	13,455	—	1,729,769

Foreign	—	—	—	—

Total	¥1,716,314	¥13,455	¥—	¥1,729,769

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥4,636,510	¥45,945	¥1,401	¥4,681,054
Japanese municipal bonds	57,402	231	9	57,624
Japanese corporate bonds	349,393	3,692	23	353,062

Total domestic debt instruments	5,043,305	49,868	1,433	5,091,740
Equity instruments	2,399,655	2,239,456	17,102	4,622,009

Total domestic	7,442,960	2,289,324	18,535	9,713,749

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,343,352	4,531	15,231	2,332,652
Bonds issued by other governments and official institutions	1,412,463	4,293	1,248	1,415,508
Mortgage-backed securities	803,823	11,831	155	815,499
Other debt instruments	113,176	317	18	113,475

Total foreign debt instruments	4,672,814	20,972	16,652	4,677,134
Equity instruments	347,350	200,177	3,294	544,233

Total foreign	5,020,164	221,149	19,946	5,221,367

Total	¥12,463,124	¥2,510,473	¥38,481	¥14,935,116

	At March 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,241,491	¥16,574	¥—	¥2,258,065
Japanese municipal bonds	20,849	26	3	20,872
Japanese corporate bonds	5,202	28	—	5,230

Total domestic	2,267,542	16,628	3	2,284,167

Foreign	—	—	—	—

Total	¥2,267,542	¥16,628	¥3	¥2,284,167

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,481,951	¥47,906	¥1,282	¥6,528,575
Japanese municipal bonds	31,081	157	17	31,221
Japanese corporate bonds	303,894	3,687	85	307,496

Total domestic debt instruments	6,816,926	51,750	1,384	6,867,292
Equity instruments	2,319,411	2,385,454	36,566	4,668,299

Total domestic	9,136,337	2,437,204	37,950	11,535,591

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,243,096	5,237	2,203	2,246,130
Bonds issued by other governments and official institutions	2,130,938	10,107	2,052	2,138,993
Mortgage-backed securities	978,315	6,692	486	984,521
Other debt instruments	112,312	713	51	112,974

Total foreign debt instruments	5,464,661	22,749	4,792	5,482,618
Equity instruments	375,016	227,025	22,445	579,596

Total foreign	5,839,677	249,774	27,237	6,062,214

Total	¥14,976,014	¥2,686,978	¥65,187	¥17,597,805

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2016 and March 31, 2016. None of the available-for-sale equity instruments included in the tables have been in a continuous unrealized loss position for twelve months or more, since a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss.

	At September 30, 2016
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	304	—	—	—	304	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	304	—	—	—	304	—

Foreign	—	—	—	—	—	—

Total	¥304	¥—	¥—	¥—	¥304	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥58,024	¥1,401	¥—	¥—	¥58,024	¥1,401
Japanese municipal bonds	7,198	9	—	—	7,198	9
Japanese corporate bonds	23,649	22	299	1	23,948	23

Total domestic debt instruments	88,871	1,432	299	1	89,170	1,433
Equity instruments	393,721	17,102	—	—	393,721	17,102

Total domestic	482,592	18,534	299	1	482,891	18,535

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,147,584	15,231	—	—	1,147,584	15,231
Bonds issued by other governments and official institutions	966,726	1,228	31,055	20	997,781	1,248
Mortgage-backed securities	2,547	10	11,837	145	14,384	155
Other debt instruments	29,367	11	802	7	30,169	18

Total foreign debt instruments	2,146,224	16,480	43,694	172	2,189,918	16,652
Equity instruments	40,133	3,294	—	—	40,133	3,294

Total foreign	2,186,357	19,774	43,694	172	2,230,051	19,946

Total	¥2,668,949	¥38,308	¥43,993	¥173	¥2,712,942	¥38,481

	At March 31, 2016
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	4,386	3	—	—	4,386	3
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	4,386	3	—	—	4,386	3

Foreign	—	—	—	—	—	—

Total	¥4,386	¥3	¥—	¥—	¥4,386	¥3

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥675,693	¥1,282	¥—	¥—	¥675,693	¥1,282
Japanese municipal bonds	3,893	16	775	1	4,668	17
Japanese corporate bonds	42,692	82	860	3	43,552	85

Total domestic debt instruments	722,278	1,380	1,635	4	723,913	1,384
Equity instruments	425,494	36,566	—	—	425,494	36,566

Total domestic	1,147,772	37,946	1,635	4	1,149,407	37,950

Foreign:
U.S. Treasury and other U.S. government agency bonds	857,102	2,164	22,474	39	879,576	2,203
Bonds issued by other governments and official institutions	938,377	2,012	32,063	40	970,440	2,052
Mortgage-backed securities	8,294	44	12,013	442	20,307	486
Other debt instruments	44,965	30	2,077	21	47,042	51

Total foreign debt instruments	1,848,738	4,250	68,627	542	1,917,365	4,792
Equity instruments	160,245	22,445	—	—	160,245	22,445

Total foreign	2,008,983	26,695	68,627	542	2,077,610	27,237

Total	¥3,156,755	¥64,641	¥70,262	¥546	¥3,227,017	¥65,187

Trading Assets

The following table shows our trading assets at September 30, 2016 and March 31, 2016. Our trading assets were ¥3,190,172 million at September 30, 2016, a decrease of ¥424,920 million from ¥3,615,092 million at March 31, 2016. The decrease was primarily due to a decrease in our holdings of Japanese government bonds.

	At September 30, 2016	At March 31, 2016
	(In millions)
Debt instruments	¥2,744,871	¥3,174,309
Equity instruments	445,301	440,783

Total trading assets	¥3,190,172	¥3,615,092

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2016 and March 31, 2016. The fair value was ¥1,595,638 million at September 30, 2016, a decrease of ¥16,239 million from ¥1,611,877 million at March 31, 2016. The decrease was primarily due to a decrease in our holdings of equity instruments.

	At September 30, 2016	At March 31, 2016
	(In millions)
Debt instruments	¥1,580,898	¥1,582,571
Equity instruments	14,740	29,306

Total financial assets at fair value through profit or loss	¥1,595,638	¥1,611,877

Liabilities

Our total liabilities decreased by ¥5,375,658 million from ¥169,130,553 million at March 31, 2016 to ¥163,754,895 million at September 30, 2016, primarily due to a decrease in deposits.

The following table shows our liabilities at September 30, 2016 and March 31, 2016.

	At September 30, 2016	At March 31, 2016
	(In millions)
Deposits	¥121,676,320	¥125,940,797
Call money and bills sold	1,159,908	1,220,456
Repurchase agreements and cash collateral on securities lent	8,150,723	6,839,474
Trading liabilities	1,722,826	2,197,673
Derivative financial instruments	5,013,090	5,086,083
Borrowings	8,427,606	9,914,129
Debt securities in issue	9,961,361	10,829,612
Provisions	213,390	262,401
Other liabilities	7,007,374	6,410,733
Current tax liabilities	56,761	93,307
Deferred tax liabilities	365,536	335,888

Total liabilities	¥163,754,895	¥169,130,553

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit. These deposits typically pay interest determined with reference to market rates such as the London Interbank Offered Rate.

Our deposit balances at September 30, 2016 were ¥121,676,320 million, a decrease of ¥4,264,477 million, or 3%, from ¥125,940,797 million at March 31, 2016, primarily due to decreases in negotiable certificates of deposit at both foreign and domestic offices, which were partially offset by increases in interest-bearing demand deposits at both domestic and foreign offices.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2016 and March 31, 2016.

	At September 30, 2016	At March 31, 2016
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥17,290,365	¥17,566,123
Interest-bearing demand deposits	46,482,088	44,975,104
Deposits at notice	836,156	874,581
Time deposits	22,706,078	22,921,709
Negotiable certificates of deposit	5,176,803	6,451,869
Others	6,945,728	7,242,800

Total domestic offices	99,437,218	100,032,186

Foreign offices:
Non-interest-bearing demand deposits	952,359	1,097,531
Interest-bearing demand deposits	2,006,654	1,865,098
Deposits at notice	8,034,347	8,819,990
Time deposits	6,049,726	6,222,716
Negotiable certificates of deposit	5,003,243	7,797,966
Others	192,773	105,310

Total foreign offices	22,239,102	25,908,611

Total deposits	¥121,676,320	¥125,940,797

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At September 30, 2016, our borrowings were ¥8,427,606 million, a decrease of ¥1,486,523 million, or 15%, from ¥9,914,129 million at March 31, 2016, primarily due to a decrease in unsubordinated long-term borrowings, which was partially offset by an increase in short-term borrowings.

At September 30, 2016, our short-term borrowings accounted for 49% of our total borrowings, and our long-term borrowings accounted for 36% of our total borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2016 and March 31, 2016.

	At September 30, 2016	At March 31, 2016
	(In millions)
Short-term borrowings	¥4,139,645	¥3,073,509
Long-term borrowings:
Unsubordinated	2,769,899	5,312,744
Subordinated	287,200	295,200
Liabilities associated with securitization transactions	1,126,843	1,126,985
Lease obligations	104,019	105,691

Total borrowings	¥8,427,606	¥9,914,129

For more information, see Note 12 “Borrowings” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of short- and long-term borrowings.

Debt Securities in Issue

Debt securities in issue at September 30, 2016 were ¥9,961,361 million, a decrease of ¥868,251 million, or 8%, from ¥10,829,612 million at March 31, 2016, primarily due to a decrease in commercial paper.

	At September 30, 2016	At March 31, 2016
	(In millions)
Commercial paper	¥3,215,682	¥4,169,515
Bonds	4,741,490	4,819,155
Subordinated bonds	2,004,189	1,840,942

Total debt securities in issue	¥9,961,361	¥10,829,612

For more information, see Note 13 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of debt securities in issue.

Total Equity

Our total equity decreased by ¥114,141 million from ¥11,042,099 million at March 31, 2016 to ¥10,927,958 million at September 30, 2016, primarily due to a decrease in other reserves. The decrease in other reserves was primarily due to decreases in exchange differences on translating the foreign operations reserve, reflecting the appreciations of the yen against other currencies, and available-for-sale financial assets reserve, reflecting a decline in market prices of domestic equity instruments. The decrease in other reserves was partially offset by an increase in retained earnings, mainly reflecting our net profit.

	At September 30, 2016	At March 31, 2016
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	863,800	863,503
Retained earnings	4,590,242	4,186,683
Other reserves	1,491,686	1,991,955
Treasury stock	(175,405)	(175,381)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,108,219	9,204,656
Non-controlling interests	1,519,844	1,537,548
Equity attributable to other equity instruments holders	299,895	299,895

Total equity	¥10,927,958	¥11,042,099

Liquidity

We derive funding for our operations from both domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by the Bank to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits decreased by ¥4,264,477 million, or 3%, from ¥125,940,797 million at March 31, 2016 to ¥121,676,320 million at September 30, 2016. The balance of deposits at September 30, 2016 exceeded the balance of loans and advances by ¥31,980,172 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 74%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2016	At March 31, 2016
	(In millions)
Loans and advances	¥89,696,148	¥88,862,371
Deposits	121,676,320	125,940,797

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Bank’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of the Bank’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Moody’s, S&P and Fitch at November 30, 2016.

At November 30, 2016
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	—	A-	P	—	A	N	F1

The following table shows credit ratings assigned to the Bank by Moody’s, S&P and Fitch at November 30, 2016.

At November 30, 2016
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	P	A-1	A	N	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) applicable to banks with international operations are based on the full text of the LCR standard issued by the BCBS in January 2013. Under these guidelines, banks with international operations must maintain LCR of 100% on both a consolidated basis and a nonconsolidated basis, while the minimum LCR requirements are being phased in between March 31, 2015 and March 31, 2019 with an increase of 10% in each year starting from 60%. The following table shows the LCRs of SMFG and the Bank for the three months ended September 30, 2016. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended September 30, 2016(1)
SMFG (consolidated)	118.7%
SMBC (consolidated)	123.3%
SMBC (nonconsolidated)	124.7%

(1)	Under the FSA’s LCR guidelines, LCR is calculated by dividing the month-end average balance of high-quality liquid assets at the end of July, August and September 2016 by the monthly average amount of total net cash outflows for the same three months.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and the Bank have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and will be fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and will reach 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital has been implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIFIs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIFI capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIFI capital surcharge that applies to us based on the FSB’s determination will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement for the G-SIFI capital surcharge, we are currently required to maintain 0.25% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIFI capital surcharge started to be phased in from March 31, 2016 under the FSA capital adequacy guidelines.

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 31, 2015, to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014. Under the text of the leverage ratio framework, the BCBS indicated the minimum leverage ratio as 3% and has continued monitoring bank’s leverage ratio data in order to assess whether the design and calibration of a minimum leverage ratio of 3% is appropriate from January 1, 2013 to January 1, 2017. Any final adjustments to the definition and calibration of the leverage ratio were scheduled to be made by the BCBS by 2017, with a view to migrate to a Pillar 1 (minimum capital requirement) treatment on January 1, 2018, based on appropriate review and calibration. For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Leverage Ratio” of our annual report on Form 20-F for the fiscal year ended March 31, 2016.

The table below presents our total risk-weighted capital ratio, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2016 and March 31, 2016, based on the Basel III rules.

	At September 30, 2016	At March 31, 2016
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	17.45%	17.02%
Tier 1 risk-weighted capital ratio	13.73%	13.68%
Common Equity Tier 1 risk-weighted capital ratio	12.04%	11.81%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,353.9	¥11,235.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,934.3	9,031.7
Common Equity Tier 1 capital	7,832.7	7,796.5
Risk-weighted assets	65,049.9	66,011.6
The amount of minimum total capital requirements(1)	5,204.0	5,280.9

Leverage ratio	4.71%	4.61%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Non-controlling interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Non-controlling interests that will no longer qualify as Common Equity Tier 1 capital, Additional Tier 1 capital, or Tier 2 capital under Basel III started to be excluded from March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments are being phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities and perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as Additional Tier 1 or Tier 2 capital will be reduced in annual 10% increments and be fully phased out by March 31, 2022.

At September 30, 2016, our consolidated total capital was ¥11,354 billion, Tier 1 capital was ¥8,934 billion, and Common Equity Tier 1 capital was ¥7,833 billion. Our total risk-weighted assets at September 30, 2016 were ¥65,050 billion.

On a consolidated basis, our total risk-weighted capital ratio was 17.45% at September 30, 2016 compared to 17.02% at March 31, 2016, Tier 1 risk-weighted capital ratio was 13.73% at September 30, 2016 compared to 13.68% at March 31, 2016, Common Equity Tier 1 risk-weighted capital ratio was 12.04% at September 30, 2016 compared to 11.81% at March 31, 2016 and leverage ratio was 4.71% at September 30, 2016 compared to 4.61% at March 31, 2016.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and will be fully counted as Common Equity Tier 1 capital from March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of the Bank.

In addition, our capital position and the Bank’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under Japanese GAAP, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of past three consecutive years and current fiscal year, and is expected to have significant negative taxable income in the following fiscal year.

Set forth below are tables of risk-weighted capital ratios and leverage ratio of the Bank at September 30, 2016 and March 31, 2016 on a consolidated and nonconsolidated basis.

	At September 30, 2016	At March 31, 2016
	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	18.68%	18.19%
Tier 1 risk-weighted capital ratio	14.62%	14.58%
Common Equity Tier 1 risk-weighted capital ratio	13.22%	13.04%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,507.6	¥10,475.6
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,226.8	8,396.6
Common Equity Tier 1 capital	7,437.3	7,507.2
Risk-weighted assets	56,246.8	57,558.1
The amount of minimum total capital requirements(1)	4,499.7	4,604.6

Leverage ratio	4.50%	4.43%

	At September 30, 2016	At March 31, 2016
	(In billions, except percentages)
SMBC Nonconsolidated:
Total risk-weighted capital ratio	20.54%	19.47%
Tier 1 risk-weighted capital ratio	15.83%	15.29%
Common Equity Tier 1 risk-weighted capital ratio	14.02%	13.44%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,051.6	¥9,706.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,746.5	7,619.5
Common Equity Tier 1 capital	6,859.8	6,701.7
Risk-weighted assets	48,914.1	49,829.2
The amount of minimum total capital requirements(1)	3,913.1	3,986.3

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2016, the capital adequacy ratios were 328.6% for SMBC Nikko Securities and 1,119.1% for SMBC Friend Securities, and sufficiently above 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

Off-Balance Sheet Arrangements

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business.

Our arrangements include loan commitments, financial guarantees and other credit-related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2016 and March 31, 2016.

	At September 30, 2016	At March 31, 2016
	(In millions)
Loan commitments	¥56,896,854	¥58,026,597
Financial guarantees and other credit-related contingent liabilities	7,083,201	7,349,903

Total	¥63,980,055	¥65,376,500

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in cases where economic conditions change, we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system.

In addition to the above-mentioned off-balance sheet arrangements, some of the Group’s off-balance sheet arrangements are related to activities of structured entities. For further information, see Note 22 “Structured Entities” to our consolidated financial statements included elsewhere in this report.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2016. There were no material changes in our risk management system for the six months ended September 30, 2016.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2016. There were no material changes in our credit risk management system for the six months ended September 30, 2016.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method that we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

This method is reviewed periodically and refined, if necessary.

VaR Summary

The following tables set forth our VaR for trading activities and non-trading activities by risk categories for the six months ended September 30, 2016.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2016:
SMBC Consolidated
Maximum	¥19.2	¥2.9	¥5.3	¥1.7	¥22.6
Minimum	9.7	1.2	1.0	1.2	12.5
Daily average	14.2	1.6	2.1	1.5	17.6
At September 30, 2016	14.1	1.5	2.4	1.6	18.4
At March 31, 2016	7.6	1.1	1.1	1.3	10.4

SMFG Consolidated
Maximum	¥19.8	¥2.9	¥5.6	¥1.7	¥23.1
Minimum	10.3	1.2	1.1	1.2	13.1
Daily average	14.8	1.6	2.2	1.5	18.3
At September 30, 2016	14.5	1.5	2.5	1.6	18.9
At March 31, 2016	8.1	1.1	1.2	1.3	11.0

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2016:
SMBC Consolidated
Maximum	¥32.0	¥0.0	¥33.7	¥0.0	¥46.1
Minimum	24.4	0.0	24.7	0.0	37.8
Daily average	28.4	0.0	29.5	0.0	42.0
At September 30, 2016	28.7	0.0	33.6	0.0	44.9
At March 31, 2016	18.3	0.0	27.4	0.0	33.6

SMFG Consolidated
Maximum	¥34.9	¥0.0	¥33.8	¥0.0	¥49.3
Minimum	26.6	0.0	24.8	0.0	40.2
Daily average	31.2	0.0	29.6	0.0	44.8
At September 30, 2016	31.8	0.0	33.6	0.0	48.1
At March 31, 2016	18.7	0.0	27.5	0.0	34.0

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

Equities risk
(In billions)
For the six months ended September 30, 2016:
SMBC Consolidated
Maximum	¥1,350.3
Minimum	1,146.2
Daily average	1,254.6
At September 30, 2016	1,256.0
At March 31, 2016	1,247.0

SMFG Consolidated
Maximum	¥1,497.4
Minimum	1,272.8
Daily average	1,392.3
At September 30, 2016	1,394.9
At March 31, 2016	1,387.6

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, the Bank performs stress tests on a monthly basis based on various scenarios.

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 2.2% for the Bank on a consolidated basis at September 30, 2016, substantially below the 20% criterion. The decline in economic value based on the outlier framework of the Bank on a consolidated basis is shown in the following table.

	At September 30, 2016	At March 31, 2016
	(In billions, except percentages)
SMBC Consolidated
Total	¥234.1	¥215.0
Impact of yen interest rates	25.2	48.0
Impact of U.S. dollar interest rates	165.3	109.7
Impact of euro interest rates	29.5	40.1
Percentage of total capital	2.2%	2.1%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Financial Position (Unaudited)

	Note	At September 30, 2016	At March 31, 2016
		(In millions)
Assets:
Cash and deposits with banks		¥39,671,548	¥43,144,654
Call loans and bills bought		1,332,772	1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed		7,917,003	8,236,516
Trading assets	5	3,190,172	3,615,092
Derivative financial instruments	6	5,554,362	5,290,825
Financial assets at fair value through profit or loss	7	1,595,638	1,611,877
Investment securities	8	16,651,430	19,865,347
Loans and advances	9	89,696,148	88,862,371
Investments in associates and joint ventures		648,705	702,264
Property, plant and equipment		2,531,422	2,590,951
Intangible assets		1,174,613	1,048,093
Other assets		4,492,870	3,654,448
Current tax assets		97,060	143,534
Deferred tax assets		129,110	115,314

Total assets		¥174,682,853	¥180,172,652

Liabilities:
Deposits	10	¥121,676,320	¥125,940,797
Call money and bills sold		1,159,908	1,220,456
Repurchase agreements and cash collateral on securities lent		8,150,723	6,839,474
Trading liabilities	11	1,722,826	2,197,673
Derivative financial instruments	6	5,013,090	5,086,083
Borrowings	12	8,427,606	9,914,129
Debt securities in issue	13	9,961,361	10,829,612
Provisions	14	213,390	262,401
Other liabilities		7,007,374	6,410,733
Current tax liabilities		56,761	93,307
Deferred tax liabilities		365,536	335,888

Total liabilities		163,754,895	169,130,553

Equity:
Capital stock	15	2,337,896	2,337,896
Capital surplus		863,800	863,503
Retained earnings		4,590,242	4,186,683
Other reserves		1,491,686	1,991,955
Treasury stock	15	(175,405)	(175,381)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		9,108,219	9,204,656
Non-controlling interests	16	1,519,844	1,537,548
Equity attributable to other equity instruments holders	16	299,895	299,895

Total equity		10,927,958	11,042,099

Total equity and liabilities		¥174,682,853	¥180,172,652

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement (Unaudited)

		For the six months ended September 30,
	Note	2016	2015
		(In millions, except per share data)
Interest income		¥924,563	¥919,910
Interest expense		224,952	208,923

Net interest income		699,611	710,987

Fee and commission income		504,086	509,064
Fee and commission expense		87,115	71,199

Net fee and commission income		416,971	437,865

Net trading income		375,304	162,980
Net loss from financial assets at fair value through profit or loss		(489)	(409)
Net investment income		166,064	218,233
Other income		248,772	209,427

Total operating income		1,906,233	1,739,083

Impairment charges on financial assets	17	118,571	67,280

Net operating income		1,787,662	1,671,803

General and administrative expenses		863,137	840,045
Other expenses		178,723	162,994

Operating expenses		1,041,860	1,003,039

Share of post-tax profit of associates and joint ventures		15,280	17,112

Profit before tax		761,082	685,876

Income tax expense		201,614	189,507

Net profit		¥559,468	¥496,369

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥506,104	¥444,452
Non-controlling interests		49,399	51,917
Other equity instruments holders		3,965	—

Earnings per share:
Basic	18	¥370.17	¥325.07
Diluted	18	369.90	324.86

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2016	2015
	(In millions)
Net profit	¥559,468	¥496,369

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(31,953)	(75,100)
Share of other comprehensive income (loss) of associates and joint ventures	(435)	52
Income tax relating to items that will not be reclassified	10,398	23,687

Total items that will not be reclassified to profit or loss, net of tax	(21,990)	(51,361)

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	(110,159)	(455,598)
Reclassification adjustments for (gains) losses included in net profit, before tax	(39,521)	(141,607)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(383,658)	(26,194)
Reclassification adjustments for (gains) losses included in net profit, before tax	—	8
Share of other comprehensive income (loss) of associates and joint ventures	(61,525)	(11,237)
Income tax relating to items that may be reclassified	71,039	194,741

Total items that may be reclassified subsequently to profit or loss, net of tax	(523,824)	(439,887)

Other comprehensive income (loss), net of tax	(545,814)	(491,248)

Total comprehensive income (loss)	¥13,654	¥5,121

Total comprehensive income (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥5,835	¥(42,328)
Non-controlling interests	3,854	47,449
Other equity instruments holders	3,965	—

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity (Unaudited)

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at April 1, 2015	¥2,337,896	¥862,971	¥3,554,688	¥120,316	¥2,234,636	¥404,132	¥(175,261)	¥9,339,378	¥1,681,472	¥—	¥11,020,850

Comprehensive income:
Net profit	—	—	444,452	—	—	—	—	444,452	51,917	—	496,369
Other comprehensive loss	—	—	—	(50,464)	(401,272)	(35,044)	—	(486,780)	(4,468)	—	(491,248)

Total comprehensive income	—	—	444,452	(50,464)	(401,272)	(35,044)	—	(42,328)	47,449	—	5,121

Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	299,895	299,895
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	6	—	6
Transaction with non- controlling interest shareholders	—	—	2	—	—	—	—	2	19	—	21
Dividends to shareholders	—	—	(109,379)	—	—	—	—	(109,379)	(42,720)	—	(152,099)
Purchase of treasury stock	—	—	—	—	—	—	(113)	(113)	—	—	(113)
Sale of treasury stock	—	—	—	—	—	—	29	29	—	—	29
Gains on sale of treasury stock	—	(8)	—	—	—	—	—	(8)	—	—	(8)
Others	—	253	—	—	—	—	—	253	—	—	253

Balance at September 30, 2015	¥2,337,896	¥863,216	¥3,889,763	¥69,852	¥1,833,364	¥369,088	¥(175,345)	¥9,187,834	¥1,686,226	¥299,895	¥11,173,955

Balance at April 1, 2016	¥2,337,896	¥863,503	¥4,186,683	¥18,985	¥1,756,634	¥216,336	¥(175,381)	¥9,204,656	¥1,537,548	¥299,895	¥11,042,099

Comprehensive income:
Net profit	—	—	506,104	—	—	—	—	506,104	49,399	3,965	559,468
Other comprehensive income	—	—	—	(21,459)	(103,837)	(374,973)	—	(500,269)	(45,545)	—	(545,814)

Total comprehensive income	—	—	506,104	(21,459)	(103,837)	(374,973)	—	5,835	3,854	3,965	13,654

Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	15,597	—	15,597
Transaction with non- controlling interest shareholders	—	—	(3)	—	—	—	—	(3)	80	—	77
Dividends to shareholders	—	—	(102,542)	—	—	—	—	(102,542)	(37,235)	—	(139,777)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(3,965)	(3,965)
Purchase of treasury stock	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Sale of treasury stock	—	—	—	—	—	—	5	5	—	—	5
Others	—	297	—	—	—	—	—	297	—	—	297

Balance at September 30, 2016	¥2,337,896	¥863,800	¥4,590,242	¥(2,474)	¥1,652,797	¥(158,637)	¥(175,405)	¥9,108,219	¥1,519,844	¥299,895	¥10,927,958

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended September 30,
	2016	2015
	(In millions)
Operating Activities:
Profit before tax	¥761,082	¥685,876
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(39,032)	(147,242)
Foreign exchange (gains) losses	802,559	(46,215)
Provision for loan losses	50,477	57,595
Depreciation and amortization	145,315	122,000
Share of post-tax profit of associates and joint ventures	(15,280)	(17,112)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	9,195	(139,608)
Net increase of call loans and bills bought	(130,244)	(72,566)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	109,503	(42,546)
Net increase of loans and advances	(1,029,543)	(1,534,070)
Net change of trading assets and liabilities, and derivative financial instruments	(391,904)	(642,820)
Net increase (decrease) of deposits	(3,563,928)	2,553,639
Net increase of call money and bills sold	965	362,118
Net increase of repurchase agreements and cash collateral on securities lent	1,515,044	507,951
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(2,706,540)	280,952
Income taxes paid—net	(106,171)	(129,740)
Other operating activities—net	77,045	584,086

Net cash and cash equivalents provided by (used in) operating activities	(4,511,457)	2,382,298

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(11,313,448)	(10,540,388)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	9,198,336	9,043,785
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	3,764,545	1,811,007
Proceeds from maturities of held-to-maturity investments	550,778	661,327
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	(199,356)	—
Investments in associates and joint ventures	(16,386)	(9,424)
Proceeds from sale of investments in associates and joint ventures	233	349
Purchases of property, plant and equipment and investment properties	(206,222)	(218,849)
Purchases of intangible assets	(71,028)	(75,099)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	63,670	55,578
Other investing activities—net	1,193	6,698

Net cash and cash equivalents provided by investing activities	1,772,315	734,984

Financing Activities:
Proceeds from issuance of subordinated borrowings	—	8,000
Redemption of subordinated borrowings	(8,000)	(11,250)
Proceeds from issuance of subordinated bonds	248,583	276,159
Redemption of subordinated bonds	(36,642)	(60,611)
Proceeds from issuance of other equity instruments	—	299,895
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(102,518)	(109,373)
Dividends paid to non-controlling interest shareholders	(37,265)	(42,912)
Coupons paid to other equity instruments holders	(3,965)	—
Purchase of treasury stock and proceeds from sale of treasury stock—net	(24)	(92)
Transactions with non-controlling interest shareholders—net	377	94

Net cash and cash equivalents provided by financing activities	60,546	359,910

Effect of exchange rate changes on cash and cash equivalents	(795,460)	14,947

Net increase (decrease) of cash and cash equivalents	(3,474,056)	3,492,139
Cash and cash equivalents at beginning of period	42,126,966	39,108,757

Cash and cash equivalents at end of period	¥38,652,910	¥42,600,896

Net cash and cash equivalents provided by (used in) operating activities includes:
Interest and dividends received	¥994,294	¥991,266
Interest paid	227,745	199,476

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 26, 2016.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements, including selected explanatory notes, of the SMFG Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2016.

For the six months ended September 30, 2016, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the SMFG Group’s interim consolidated financial statements.

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

In January 2016, the IASB issued narrow-scope amendments to IAS 12 “Income Taxes” to clarify the requirements on recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Disclosure Initiative (Amendments to IAS 7)

In January 2016, the IASB issued amendments to IAS 7 “Statement of Cash Flows,” which require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which clarifies some requirements and provides additional transitional relief for entities that are implementing the standard. The effective date of applying IFRS 15 was January 1, 2017 when it was originally issued, however, in September 2015, the IASB issued Effective Date of IFRS 15 (Amendments to IFRS 15), which defers the effective date to annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 9 “Financial Instruments”

In July 2014, the IASB published IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39 “Financial Instruments: Recognition and Measurement.” The standard contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting:

Classification and measurement. The standard requires all financial assets to be classified into three categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and SPPI requirements are met. Any financial assets that do not meet the criteria of amortized cost or FVOCI should be classified as FVPL. The standard also requires financial assets that contain embedded derivatives to be classified in their entirety rather than being subject to bifurcation requirements. The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.

Impairment. The standard introduces the expected credit loss model, which is a new model for the recognition of impairment losses, to replace the incurred credit loss model in IAS 39. Under the expected credit loss model, an entity is required to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a more timely basis. An expected credit loss model will result in the recognition of impairment losses earlier than an incurred loss model.

Hedge Accounting. The standard introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.

The standard is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

In June 2016, the IASB issued narrow-scope amendments to IFRS 2 “Share-based Payment” to clarify how to account for certain types of share-based payment transactions. The amendments are effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4)

In September 2016, the IASB issued amendments to IFRS 4 “Insurance Contracts” to address concerns arising from implementing the new financial instruments standard, IFRS 9, before implementing the replacement standard that the IASB is developing for IFRS 4. These concerns include temporary volatility in reported results. The amendments introduce two approaches. One is an approach for entities that issue insurance contracts. This is applicable only when an entity first applies IFRS 9. The other is an approach for entities whose activities are predominantly connected with insurance. This is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2014-2016 Cycle

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which is a collection of amendments to three IFRSs. These are minor amendments that clarify, correct or remove redundant wordings in the Standards. These improvements include the amendments effective for annual periods beginning on or after January 1, 2017 and 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration”

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” to clarify the date of the transaction for the purpose of determining the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency in accordance with IAS 21

“The Effects of Changes in Foreign Exchange Rates.” The interpretation is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the interpretation will have on its consolidated financial statements.

Transfers of Investment Property (Amendments to IAS 40)

In December 2016, the IASB issued amendments to IAS 40 “Investment Property” to clarify the requirements on transfers to, or from, investment property when, and only when, there is a change in use. The amendments are effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB published IFRS 16 “Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases, replacing IAS 17 “Leases.” The standard introduces a single lessee accounting model and eliminates the classification of leases as either operating leases or finance leases, requiring a lessee to recognize assets and liabilities. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently. The standard is effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2016.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMFG Group has four main business segments: Commercial Banking, Leasing, Securities, and Consumer Finance, with the remaining operations recorded in Others.

The business segment information covers SMBC, which accounts for the major portion of the SMFG Group’s total assets and revenue, in Commercial Banking, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in Leasing, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in Securities, and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in Consumer Finance.

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Sumitomo Mitsui Banking Corporation

(China) Limited (“SMBC (China)”), and Manufacturers Bank. Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into four business units by customer market: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division of SMBC provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of SMBC’s customers. The Corporate Advisory Division operates within the Wholesale Banking Unit, and the Private Advisory Division operates within the Wholesale Banking Unit and the Retail Banking Unit, while the Transaction Business Division operates within the Wholesale Banking Unit, the Retail Banking Unit and the International Banking Unit. The revenues and expenses of these units and divisions are generally allocated to each business unit.

SMBC’s Wholesale Banking Unit

SMBC’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by large Japanese corporations, including listed companies and mid-sized companies, and, together with certain of the SMFG Group companies, provides a wide range of financial products and services targeting those corporations and companies, through its sales channels. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Retail Banking Unit

SMBC’s Retail Banking Unit provides financial services to both consumers residing in Japan and domestic small-sized companies. For consumers, this business unit offers a wide range of financial services including personal bank accounts, housing loans and investment trusts, and provides pension-type insurance products and life insurance products as an agent. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

SMBC’s International Banking Unit

SMBC’s International Banking Unit mainly supports companies, financial institutions, sovereign/ quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and SMBC’s own asset liability management requirements. To further expand SMBC’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign exchange transactions to derivative transactions.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s four business units and SMBC as a whole. SMBC’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the four business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services including equipment, operating, leveraged and aircraft leasing. On April 1, 2016, SMFL acquired General Electric Company (“GE”) group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan GK (“GE Japan”), whose corporate name was changed to SMFL Capital Company, Limited on September 5, 2016.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs, and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan. On May 12, 2016, SMFG announced its plan to merge SMBC Nikko Securities and SMBC Friend Securities in January 2018.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance provides consumer loans that consist mainly of unsecured loans to individuals, and engages in other business including a loan guarantee business.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities, and Consumer Finance segments, and the SMFG Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited and Sumitomo Mitsui Asset Management Company, Limited (“SMAM“), which had been SMFG’s equity-method associate and became SMFG’s subsidiary in July 2016. It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operation

For the six months ended September 30, 2016:

	Commercial Banking
	SMBC						Others(3)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others(2)	SMBC Total
	(In billions)
Gross profit	¥257.7	¥169.1	¥148.2	¥164.3	¥174.7	¥914.0	¥145.6	¥1,059.6
Net interest income	133.6	146.8	92.8	71.3	195.4	639.9	86.4	726.3
Net non-interest income	124.1	22.3	55.4	93.0	(20.7)	274.1	59.2	333.3
General and administrative expenses and others	(99.6)	(176.7)	(59.5)	(13.6)	(52.6)	(402.0)	(119.1)	(521.1)

Consolidated net business profit(1)(8)	¥158.1	¥(7.6)	¥88.7	¥150.7	¥122.1	¥512.0	¥26.5	¥538.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(4)	Total(5)	SMBC Nikko Securities(6)	SMBC Friend Securities	Total(5)	Sumitomo Mitsui Card	Cedyna(7)	SMBC Consumer Finance(4)	Total(5)
	(In billions)
Gross profit	¥78.7	¥87.2	¥158.7	¥19.5	¥176.4	¥105.9	¥84.5	¥120.7	¥313.2	¥(218.9)	¥1,417.5
Net interest income	11.6	13.7	2.2	1.0	3.9	6.4	12.2	80.0	97.7	(181.0)	660.6
Net non-interest income	67.1	73.5	156.5	18.5	172.5	99.5	72.3	40.7	215.5	(37.9)	756.9
General and administrative expenses and others	(34.6)	(37.7)	(127.4)	(18.6)	(151.6)	(85.6)	(62.7)	(51.8)	(206.9)	47.9	(869.4)

Consolidated net business profit(1)(8)	¥44.1	¥49.5	¥31.3	¥0.9	¥24.8	¥20.3	¥21.8	¥68.9	¥106.3	¥(171.0)	¥548.1

For the six months ended September 30, 2015:

	Commercial Banking
	SMBC						Others(3)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others(2)	SMBC Total
	(In billions)
Gross profit	¥257.6	¥182.9	¥180.7	¥222.5	¥(40.7)	¥803.0	¥150.9	¥953.9
Net interest income	149.7	151.4	114.4	139.1	17.3	571.9	84.8	656.7
Net non-interest income	107.9	31.5	66.3	83.4	(58.0)	231.1	66.1	297.2
General and administrative expenses and others	(101.9)	(174.4)	(60.9)	(14.6)	(47.0)	(398.8)	(100.7)	(499.5)

Consolidated net business profit(1)(8)	¥155.7	¥8.5	¥119.8	¥207.9	¥(87.7)	¥404.2	¥50.2	¥454.4

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(4)	Total(5)	SMBC Nikko Securities(6)	SMBC Friend Securities	Total(5)	Sumitomo Mitsui Card	Cedyna(7)	SMBC Consumer Finance(4)	Total(5)
	(In billions)
Gross profit	¥71.6	¥81.9	¥176.2	¥21.0	¥192.9	¥101.3	¥82.4	¥114.7	¥300.1	¥(16.1)	¥1,512.7
Net interest income	8.8	11.3	0.7	0.8	2.3	6.6	12.1	77.7	92.1	20.3	782.7
Net non-interest income	62.8	70.6	175.5	20.2	190.6	94.7	70.3	37.0	208.0	(36.4)	730.0
General and administrative expenses and others	(29.9)	(32.0)	(131.9)	(19.4)	(157.0)	(77.0)	(61.5)	(50.9)	(195.9)	(11.2)	(895.6)

Consolidated net business profit(1)(8)	¥41.7	¥49.9	¥44.3	¥1.6	¥35.9	¥24.3	¥20.9	¥63.8	¥104.2	¥(27.3)	¥617.1

(1)	Consolidated net business profit = Gross profit (*) – General and administrative expenses + share of profit or loss of equity-method associates.

(*)Gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	For the six months ended September 30, 2016, net interest income of SMBC’s Others included the dividends of ¥200 billion from SMBC Nikko Securities, which were eliminated in the consolidated financial statements as internal transactions between the SMFG Group companies.
(3)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Trust Bank, KUBC, The Minato Bank, SMBC Europe and SMBC (China). The results of SMBC Trust Bank for the six months ended September 30, 2016 include those of the retail banking business acquired from Citibank Japan Ltd. in November, 2015.
(4)	The figures represent consolidated figures of respective companies.
(5)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(6)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(7)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(8)	The SMFG Group’s total credit cost (reversal) for the six months ended September 30, 2016 and 2015 were ¥54.8 billion and ¥24.1 billion, respectively, of which ¥3.3 billion and ¥(23.6) billion were for Commercial Banking, ¥0.01 billion and ¥(1.0) billion were for Leasing, and ¥50.7 billion and ¥46.7 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The SMFG Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Reconciliation of Segmental Results of Operations to Consolidated Income Statement

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2016	2015
	(In billions)
Consolidated net business profit	¥548.1	¥617.1
Differences between management reporting and Japanese GAAP:
Total credit costs	(54.8)	(24.1)
Gains on equity instruments	17.4	32.2
Others	30.4	5.6

Profit before tax under Japanese GAAP	541.1	630.8

Differences between IFRS and Japanese GAAP:
Scope of consolidation	(10.9)	(0.9)
Derivative financial instruments	159.2	21.7
Investment securities	(26.0)	(6.1)
Loans and advances	(7.4)	(42.3)
Investments in associates and joint ventures	(3.6)	55.2
Property, plant and equipment	(0.5)	0.3
Lease accounting	(1.9)	(0.9)
Defined benefit plans	11.9	1.6
Foreign currency translation	84.6	9.9
Classification of equity and liability	4.0	1.4
Others	10.6	15.2

Profit before tax under IFRS	¥761.1	¥685.9

5	TRADING ASSETS

Trading assets at September 30, 2016 and March 31, 2016 consisted of the following:

	At September 30, 2016	At March 31, 2016
	(In millions)
Debt instruments	¥2,744,871	¥3,174,309
Equity instruments	445,301	440,783

Total trading assets	¥3,190,172	¥3,615,092

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks and investment funds.

6	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, but does not apply hedge accounting.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate futures and interest rate swaptions. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2016 and March 31, 2016.

	At September 30, 2016
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥543,226,801	¥2,947,073	¥2,877,921	¥49,794,181	¥484,220	¥396,330
Futures	83,394,974	45,656	47,163	4,290,438	120	391
Listed Options	24,647,016	5,245	454	—	—	—
Forwards	18,949,069	148	484	—	—	—
Swaps	367,711,152	2,770,540	2,688,095	45,435,534	480,057	395,929
OTC Options	48,524,590	125,484	141,725	68,209	4,043	10
Currency derivatives	100,985,049	1,726,522	1,400,940	7,028,863	322,135	237,497
Futures	719	36	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	60,788,139	894,540	841,170	649,425	11,359	1,960
Swaps	33,917,672	675,210	399,515	6,379,438	310,776	235,537
OTC Options	6,278,519	156,736	160,255	—	—	—
Equity derivatives	2,307,694	49,347	76,229	1,317	2	56
Futures	1,053,598	10,043	5,273	—	—	—
Listed Options	673,743	10,424	27,899	—	—	—
Forwards	21,657	718	367	—	—	—
Swaps	96,084	172	14,858	1,317	2	56
OTC Options	462,612	27,990	27,832	—	—	—
Commodity derivatives	248,917	17,497	15,607	—	—	—
Futures	86,604	906	976	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	133,650	16,287	13,547	—	—	—
OTC Options	28,663	304	1,084	—	—	—
Credit derivatives	1,461,638	7,566	8,510	—	—	—

Total derivative financial instruments	¥648,230,099	¥4,748,005	¥4,379,207	¥56,824,361	¥806,357	¥633,883

	At March 31, 2016
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥624,009,304	¥2,507,089	¥2,516,295	¥49,612,909	¥820,725	¥760,503
Futures	126,458,648	92,629	97,929	935,860	176	854
Listed Options	34,227,948	6,632	380	—	—	—
Forwards	15,838,272	164	375	—	—	—
Swaps	396,311,398	2,294,931	2,255,616	48,478,874	816,199	759,635
OTC Options	51,173,038	112,733	161,995	198,175	4,350	14
Currency derivatives	97,093,252	1,615,618	1,379,134	10,203,718	283,651	335,457
Futures	691	17	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	56,831,767	932,937	926,924	502,194	12,007	2,910
Swaps	33,597,294	553,104	297,358	9,701,524	271,644	332,547
OTC Options	6,663,500	129,560	154,852	—	—	—
Equity derivatives	1,971,463	32,536	60,122	9,929	352	40
Futures	1,089,827	3,469	7,036	—	—	—
Listed Options	357,609	8,523	19,476	—	—	—
Forwards	11,960	502	17	—	—	—
Swaps	66,213	78	12,696	9,929	352	40
OTC Options	445,854	19,964	20,897	—	—	—
Commodity derivatives	215,945	24,515	23,758	—	—	—
Futures	15,300	678	891	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	166,312	23,136	21,227	—	—	—
OTC Options	34,333	701	1,640	—	—	—
Credit derivatives	1,447,243	6,339	10,774	—	—	—

Total derivative financial instruments	¥724,737,207	¥4,186,097	¥3,990,083	¥59,826,556	¥1,104,728	¥1,096,000

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at September 30, 2016 and March 31, 2016.

	At September 30, 2016
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥502,271	¥108	¥4,646	¥645,828	¥4,620	¥1,329
Facilitating client transactions	135,152	60	2,375	178,387	2,778	160

Total	¥637,423	¥168	¥7,021	¥824,215	¥7,398	¥1,489

	At March 31, 2016
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥497,447	¥600	¥3,540	¥631,891	¥2,686	¥4,576
Facilitating client transactions	132,275	375	1,756	185,630	2,678	902

Total	¥629,722	¥975	¥5,296	¥817,521	¥5,364	¥5,478

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at September 30, 2016 and March 31, 2016.

	At September 30, 2016		At March 31, 2016
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥632,423	¥824,215	¥629,722	¥817,521
Insurance and other financial guaranty firms	5,000	—	—	—

Total	¥637,423	¥824,215	¥629,722	¥817,521

7	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at September 30, 2016 and March 31, 2016 consisted of the following:

	At September 30, 2016	At March 31, 2016
	(In millions)
Debt instruments	¥1,580,898	¥1,582,571
Equity instruments	14,740	29,306

Total financial assets at fair value through profit or loss	¥1,595,638	¥1,611,877

The SMFG Group classifies the entire hybrid instrument as financial assets at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

8	INVESTMENT SECURITIES

Investment securities at September 30, 2016 and March 31, 2016 consisted of the following:

	At September 30, 2016	At March 31, 2016
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,701,038	¥2,241,491
Japanese municipal bonds	10,072	20,849
Japanese corporate bonds	5,204	5,202

Total domestic	1,716,314	2,267,542

Total held-to-maturity investments	¥1,716,314	¥2,267,542

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥4,681,054	¥6,528,575
Japanese municipal bonds	57,624	31,221
Japanese corporate bonds	353,062	307,496

Total domestic debt instruments	5,091,740	6,867,292
Equity instruments	4,622,009	4,668,299

Total domestic	9,713,749	11,535,591

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,332,652	2,246,130
Bonds issued by other governments and official institutions	1,415,508	2,138,993
Mortgage-backed securities	815,499	984,521
Other debt instruments	113,475	112,974

Total foreign debt instruments	4,677,134	5,482,618
Equity instruments	544,233	579,596

Total foreign	5,221,367	6,062,214

Total available-for-sale financial assets	¥14,935,116	¥17,597,805

Total investment securities	¥16,651,430	¥19,865,347

9	LOANS AND ADVANCES

The following table presents loans and advances at September 30, 2016 and March 31, 2016 by industry classification.

	At September 30, 2016	At March 31, 2016
	(In millions)
Domestic:
Manufacturing	¥8,106,543	¥8,298,576
Agriculture, forestry, fisheries and mining	169,625	184,314
Construction	1,131,744	1,169,900
Transportation, communications and public enterprises	5,338,647	5,258,899
Wholesale and retail	5,500,219	5,548,103
Finance and insurance	2,537,411	2,684,865
Real estate and goods rental and leasing	9,625,588	9,587,757
Services	4,818,822	4,960,352
Municipalities	951,404	1,374,306
Lease financing	2,608,307	2,212,048
Consumer(1)	18,947,526	18,935,521
Others	6,230,210	2,989,278

Total domestic	65,966,046	63,203,919

Foreign:
Public sector	245,069	236,290
Financial institutions	3,657,188	4,067,764
Commerce and industry	18,965,718	20,451,545
Lease financing	331,614	357,072
Others	1,417,159	1,481,455

Total foreign	24,616,748	26,594,126

Gross loans and advances	90,582,794	89,798,045
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(202,572)	(212,957)
Less: Allowance for loan losses	(684,074)	(722,717)

Net loans and advances	¥89,696,148	¥88,862,371

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,826,361 million and ¥13,984,755 million at September 30, 2016 and March 31, 2016, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2016	2015
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥722,717	¥793,552
Provision for loan losses	50,477	57,595
Charge-offs:
Domestic	65,883	52,395
Foreign	15,852	7,179

Total	81,735	59,574

Recoveries:
Domestic	4,871	4,875
Foreign	201	204

Total	5,072	5,079

Net charge-offs	76,663	54,495
Others(1)	(12,457)	(837)

Allowance for loan losses at end of period	¥684,074	¥795,815

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥134,664	¥100,783

Balance at end of period	¥126,643	¥113,557

Provision for loan losses	¥19,861	¥20,944

(1) Others mainly include foreign exchange translations for the six months ended September 30, 2016 and 2015. 10 DEPOSITS Deposits at September 30, 2016 and March 31, 2016 consisted of the following:
	At September 30, 2016	At March 31, 2016
	(In millions)
Non-interest-bearing demand deposits	¥18,242,724	¥18,663,654
Interest-bearing demand deposits	48,488,742	46,840,202
Deposits at notice	8,870,503	9,694,571
Time deposits	28,755,804	29,144,425
Negotiable certificates of deposit	10,180,046	14,249,835
Others(1)	7,138,501	7,348,110

Total deposits	¥121,676,320	¥125,940,797

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

11	TRADING LIABILITIES

Trading liabilities at September 30, 2016 and March 31, 2016 consisted of the following:

	At September 30, 2016	At March 31, 2016
	(In millions)
Debt instruments “short position”	¥1,707,294	¥2,184,408
Equity instruments “short position”	15,532	13,265

Total trading liabilities	¥1,722,826	¥2,197,673

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

12	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at September 30, 2016 and March 31, 2016 consisted of the following:

	At September 30, 2016	At March 31, 2016
	(In millions)
SMFG:
Long-term borrowings:
Unsubordinated
Floating rate borrowing	¥19,907	¥—
Subordinated
Fixed rate borrowing	49,000	49,000

Total SMFG	68,907	49,000

SMBC:
Short-term borrowings	3,275,066	2,095,696
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	131,748	2,552,454
Floating rate borrowing	827,570	884,458
Subordinated
Fixed rate borrowing	226,000	231,000

Total SMBC	4,460,384	5,763,608

Other subsidiaries:
Short-term borrowings	864,579	977,813
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	796,939	776,800
Floating rate borrowing	993,735	1,099,032
Subordinated
Fixed rate borrowing	5,200	5,200
Floating rate borrowing	7,000	10,000

Total other subsidiaries	2,667,453	2,868,845

Liabilities associated with securitization transactions:
Fixed rate borrowing	1,029,966	1,028,089
Floating rate borrowing	96,877	98,896

Total liabilities associated with securitization transactions	1,126,843	1,126,985

Lease obligations	104,019	105,691

Total borrowings	¥8,427,606	¥9,914,129

13	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2016 and March 31, 2016 consisted of the following:

	At September 30, 2016	At March 31, 2016
	(In millions)
SMFG:
Bonds	¥1,029,171	¥441,257
Subordinated bonds	833,421	605,780

Total SMFG	1,862,592	1,047,037

SMBC:
Commercial paper	1,219,589	1,979,511
Bonds	2,905,051	3,591,605
Subordinated bonds	1,121,768	1,152,862

Total SMBC	5,246,408	6,723,978

Other subsidiaries:
Commercial paper	1,996,093	2,190,004
Bonds	807,268	786,293
Subordinated bonds	49,000	82,300

Total other subsidiaries	2,852,361	3,058,597

Total debt securities in issue	¥9,961,361	¥10,829,612

14	PROVISIONS

The following tables present movements by class of provisions for the six months ended September 30, 2016 and 2015.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2016	¥229,422	¥32,979	¥262,401
Additional provisions	—	1,101	1,101
Amounts used	(43,928)	(5,854)	(49,782)
Unused amounts reversed	—	(1,040)	(1,040)
Amortization of discount and effect of change in discount rate	240	104	344
Acquisition of subsidiaries and businesses	—	381	381
Others	—	(15)	(15)

Balance at September 30, 2016	¥185,734	¥27,656	¥213,390

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2015	¥166,715	¥40,909	¥207,624
Additional provisions	66	5,045	5,111
Amounts used	(39,287)	(8,671)	(47,958)
Unused amounts reversed	—	(196)	(196)
Amortization of discount and effect of change in discount rate	57	108	165
Acquisition of subsidiaries and businesses	—	—	—
Others	—	6	6

Balance at September 30, 2015	¥127,551	¥37,201	¥164,752

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

For the six months ended September 30, 2016, the provision for interest repayment decreased primarily due to the use of the provision.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2016 and March 31, 2016.

15	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by SMFG or its subsidiaries at September 30, 2016 and March 31, 2016 was as follows:

	At September 30, 2016	At March 31, 2016
Shares outstanding	1,414,055,625	1,414,055,625
Shares in treasury	46,837,847	46,830,882

The total number of authorized shares of common stock was 3,000 million at September 30, 2016 and March 31, 2016 with no stated value.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2016 and March 31, 2016.

	At September 30, 2016		At March 31, 2016
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

16	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at September 30, 2016 and March 31, 2016 consisted of the following:

	At September 30, 2016	At March 31, 2016
	(In millions)
Preferred securities issued by subsidiaries	¥928,869	¥961,998
Others	590,975	575,550

Total non-controlling interests	¥1,519,844	¥1,537,548

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At September 30, 2016	At March 31, 2016
		(In millions)
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥65,596	¥73,106
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	9,631	11,905
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	136,417	152,037
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	32,725	40,450
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥928,869	¥961,998

(1)	Subject to the prior approval of the Financial Services Agency of Japan (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at September 30, 2016 and March 31, 2016 consisted of the following:

	At September 30, 2016	At March 31, 2016
	(In millions)
Perpetual subordinated bonds	¥299,895	¥299,895

Total equity attributable to other equity instruments holders	¥299,895	¥299,895

In July 2015, SMFG issued three series of perpetual subordinated bonds, which amounted to ¥300,000 million in aggregate, raising ¥299,895 million after deducting issuance costs. These bonds are Basel III-compliant Additional Tier 1 capital instruments, and are classified as equity under IFRS.

The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative and will not increase to compensate for any short-fall in interest payments in any previous year.

These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the FSA.

The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

17	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the six months ended September 30, 2016 and 2015 consisted of the following:

	For the six months ended September 30,
	2016	2015
	(In millions)
Loans and advances(1)	¥50,477	¥57,595
Available-for-sale financial assets	68,094	9,685

Total impairment charges on financial assets	¥118,571	¥67,280

(1)	Cross-reference to provision for loan losses in the table of reconciliation of allowance for loan losses in Note 9 “Loans and Advances.”

18	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2016 and 2015.

	For the six months ended September 30,
	2016	2015
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥506,104	¥444,452
Weighted average number of common stock in issue (in thousands of shares)	1,367,221	1,367,235

Basic earnings per share	¥370.17	¥325.07

Diluted:
Profit attributable to the common shareholders of SMFG	¥506,104	¥444,452
Impact of dilutive potential ordinary shares issued by subsidiaries	(1)	(1)

Net profit used to determine diluted earnings per share	¥506,103	¥444,451

Weighted average number of common stock in issue (in thousands of shares)	1,367,221	1,367,235
Adjustments for stock options (in thousands of shares)	1,010	878

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,368,231	1,368,113

Diluted earnings per share	¥369.90	¥324.86

19	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the six months ended September 30, 2016 and 2015 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2016	¥75	¥102,542
2015	¥80	¥109,379

On November 11, 2016, the board of directors approved a dividend of ¥75 per share of common stock totaling ¥105,753 million in respect of the six months ended September 30, 2016. The amount included ¥3,212 million of dividends distributed to SMFG’s subsidiary. The consolidated financial statements for the six months ended September 30, 2016 do not include this dividend payable.

20	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2016 and March 31, 2016, the SMFG Group had ¥2,523,648 million and ¥2,798,483 million, respectively, of contractual commitments to acquire property, plant and equipment including aircraft for leasing business. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable. In addition, the SMFG Group had ¥212 million and ¥1,733 million of contractual commitments to acquire intangible assets, such as software at September 30, 2016 and March 31, 2016, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMFG Group needs to secure claims, or some other significant event occurs.

Financial Guarantees and Other Credit-related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2016 and March 31, 2016.

	At September 30, 2016	At March 31, 2016
	(In millions)
Loan commitments	¥56,896,854	¥58,026,597
Financial guarantees and other credit-related contingent liabilities	7,083,201	7,349,903

Total	¥63,980,055	¥65,376,500

21	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

Financial Assets and Liabilities Carried at Fair Value

Valuation Process

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and they have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow (“DCF”) method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal subsidiaries, their risk management departments, which are independent from the business units, review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs by comparing fair values derived from the valuation techniques to the external market data such as broker quotes. Where the data obtained from third-party sources such as brokers and pricing service providers are utilized in determining fair values, those departments also examine those data, taking into account the consistency among the different sources, the aging of the data and other factors. In addition, accounting departments in those principal subsidiaries are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

Financial assets and liabilities measured at fair value are classified into one of three levels within a fair value hierarchy based on the inputs used in the fair value measurement. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2016 and March 31, 2016.

	At September 30, 2016
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,096,467	¥648,404	¥—	¥2,744,871
Equity instruments	424,722	20,579	—	445,301

Total trading assets	2,521,189	668,983	—	3,190,172

Derivative financial instruments:
Interest rate derivatives	51,021	3,379,754	518	3,431,293
Currency derivatives	36	2,048,584	37	2,048,657
Equity derivatives	20,467	28,183	699	49,349
Commodity derivatives	906	16,591	—	17,497
Credit derivatives	—	7,566	—	7,566

Total derivative financial instruments	72,430	5,480,678	1,254	5,554,362

Financial assets at fair value through profit or loss:
Debt instruments	—	1,570,903	9,995	1,580,898
Equity instruments	1,343	721	12,676	14,740

Total financial assets at fair value through profit or loss	1,343	1,571,624	22,671	1,595,638

Available-for-sale financial assets:
Japanese government bonds	4,681,054	—	—	4,681,054
U.S. Treasury and other U.S. government agency bonds	2,332,652	—	—	2,332,652
Other debt instruments	478,849	2,275,634	685	2,755,168
Equity instruments	3,643,555	766,933	755,754	5,166,242

Total available-for-sale financial assets	11,136,110	3,042,567	756,439	14,935,116

Others(1)	—	12,369	—	12,369

Total	¥13,731,072	¥10,776,221	¥780,364	¥25,287,657

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,656,811	¥50,483	¥—	¥1,707,294
Equity instruments	10,422	5,110	—	15,532

Total trading liabilities	1,667,233	55,593	—	1,722,826

Derivative financial instruments:
Interest rate derivatives	48,008	3,226,243	—	3,274,251
Currency derivatives	—	1,638,407	30	1,638,437
Equity derivatives	33,172	43,105	8	76,285
Commodity derivatives	976	14,631	—	15,607
Credit derivatives	—	7,733	777	8,510

Total derivative financial instruments	82,156	4,930,119	815	5,013,090

Others(1)	—	9,689	(315)	9,374

Total	¥1,749,389	¥4,995,401	¥500	¥6,745,290

	At March 31, 2016
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,513,327	¥660,982	¥—	¥3,174,309
Equity instruments	440,686	97	—	440,783

Total trading assets	2,954,013	661,079	—	3,615,092

Derivative financial instruments:
Interest rate derivatives	99,437	3,228,377	—	3,327,814
Currency derivatives	17	1,899,201	51	1,899,269
Equity derivatives	11,992	20,697	199	32,888
Commodity derivatives	678	23,837	—	24,515
Credit derivatives	—	6,339	—	6,339

Total derivative financial instruments	112,124	5,178,451	250	5,290,825

Financial assets at fair value through profit or loss:
Debt instruments	—	1,570,904	11,667	1,582,571
Equity instruments	1,555	157	27,594	29,306

Total financial assets at fair value through profit or loss	1,555	1,571,061	39,261	1,611,877

Available-for-sale financial assets:
Japanese government bonds	6,528,575	—	—	6,528,575
U.S. Treasury and other U.S. government agency bonds	2,246,130	—	—	2,246,130
Other debt instruments	819,353	2,753,830	2,022	3,575,205
Equity instruments	3,801,218	657,351	789,326	5,247,895

Total available-for-sale financial assets	13,395,276	3,411,181	791,348	17,597,805

Others(1)	—	10,994	—	10,994

Total	¥16,462,968	¥10,832,766	¥830,859	¥28,126,593

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,138,362	¥46,046	¥—	¥2,184,408
Equity instruments	6,611	6,654	—	13,265

Total trading liabilities	2,144,973	52,700	—	2,197,673

Derivative financial instruments:
Interest rate derivatives	99,163	3,177,635	—	3,276,798
Currency derivatives	—	1,714,545	46	1,714,591
Equity derivatives	26,512	33,438	212	60,162
Commodity derivatives	891	22,867	—	23,758
Credit derivatives	—	7,640	3,134	10,774

Total derivative financial instruments	126,566	4,956,125	3,392	5,086,083

Others(1)	—	15,610	1,240	16,850

Total	¥2,271,539	¥5,024,435	¥4,632	¥7,300,606

(1)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2016 and for the fiscal year ended March 31, 2016.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2016 and 2015.

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2016
	At April 1, 2016	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At September 30, 2016
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥—	¥360	¥—	¥158	¥—	¥—	¥—	¥—	¥518	¥360
Currency derivatives—net	5	(15)	—	—	—	—	—	17	7	4
Equity derivatives—net	(13)	521	—	130	—	—	—	53	691	550
Credit derivatives—net	(3,134)	5,644	359	—	—	(3,646)	—	—	(777)	5,644

Total derivative financial instruments—net	(3,142)	6,510	359	288	—	(3,646)	—	70	439	6,558

Financial assets at fair value through profit or loss:
Debt instruments	11,667	(1,728)	—	56	—	—	—	—	9,995	(1,728)
Equity instruments	27,594	(69)	—	1,649	(86)	(15,862)	—	(550)	12,676	(166)

Total financial assets at fair value through profit or loss	39,261	(1,797)	—	1,705	(86)	(15,862)	—	(550)	22,671	(1,894)

Available-for-sale financial assets:
Debt instruments	2,022	(1,036)	(112)	269	—	(458)	—	—	685	(1,036)
Equity instruments	789,326	(23,331)	(8,820)	30,510	(2,187)	(29,799)	306	(251)	755,754	(26,469)

Total available-for-sale financial assets	791,348	(24,367)	(8,932)	30,779	(2,187)	(30,257)	306	(251)	756,439	(27,505)

Others(3)—liabilities:	(1,240)	1,555	—	—	—	—	—	—	315	135

Total	¥826,227	¥(18,099)	¥(8,573)	¥32,772	¥(2,273)	¥(49,765)	¥306	¥(731)	¥779,864	¥(22,706)

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2015
	At April 1, 2015	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At September 30, 2015
	(In millions)
Derivative financial instruments—net:
Currency derivatives—net	¥—	¥51	¥—	¥—	¥(39)	¥—	¥—	¥—	¥12	¥51
Equity derivatives—net	173	(121)	—	36	(3)	—	—	—	85	(106)
Credit derivatives—net	6,356	(4,229)	127	—	—	(4,174)	—	—	(1,920)	(4,229)

Total derivative financial instruments—net	6,529	(4,299)	127	36	(42)	(4,174)	—	—	(1,823)	(4,284)

Financial assets at fair value through profit or loss:
Debt instruments	38,518	(2,180)	—	125	—	—	—	—	36,463	(2,180)
Equity instruments	126,914	459	—	1,419	(1,022)	(100,020)	90	(694)	27,146	340

Total financial assets at fair value through profit or loss	165,432	(1,721)	—	1,544	(1,022)	(100,020)	90	(694)	63,609	(1,840)

Available-for-sale financial assets:
Debt instruments	7,086	14	(60)	166	—	(5,000)	—	—	2,206	14
Equity instruments	914,802	(1,275)	(15,445)	51,168	(2,663)	(67,424)	—	(158)	879,005	(4,181)

Total available-for-sale financial assets	921,888	(1,261)	(15,505)	51,334	(2,663)	(72,424)	—	(158)	881,211	(4,167)

Others(3)—liabilities:	(1,212)	(350)	—	—	—	—	—	—	(1,562)	(433)

Total	¥1,092,637	¥(7,631)	¥(15,378)	¥52,914	¥(3,727)	¥(176,618)	¥90	¥(852)	¥941,435	¥(10,724)

(1)	Settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of investment, and reclassification from available-for-sale equity instruments to investments in associates and joint ventures as a result of applying the equity method.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period.
(3)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2016 and 2015 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2016	2015	2016	2015
	(In millions)
Net interest income	¥207	¥70	¥184	¥—
Net trading income (loss)	7,726	(4,705)	6,377	(4,703)
Net loss from financial assets at fair value through profit or loss	(1,797)	(1,721)	(1,894)	(1,840)
Net investment income (loss)	3,138	(33)	—	—
Other income	—	2,939	—	—
Impairment charges on financial assets	(27,373)	(4,181)	(27,373)	(4,181)

Total	¥(18,099)	¥(7,631)	¥(22,706)	¥(10,724)

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are categorized within Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are categorized within Level 2. Debt instruments measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates are also categorized within Level 2.

Derivative financial instruments (including embedded derivatives)

Listed derivatives (including interest rates, bonds, currencies, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are categorized within Level 1.

OTC derivatives (non-exchange-traded derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. However, as the impact of these unobservable inputs is insignificant to the fair value for most of the transactions, the SMFG Group categorizes the majority of those transactions within Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is categorized within Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not observable in the market.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the SMFG Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13 “Fair Value Measurement.”

Financial assets at fair value through profit or loss

The majority of instruments in this category are debt instruments measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using the Monte Carlo Simulation valuation model, if they are indexed to the market prices in a stock exchange. The valuation model uses the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these instruments based on the market approach using market multiples or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.

Available-for-sale financial assets

Debt instruments are measured at fair value using a quoted market price and categorized within Level 1 if they are traded in an active market. Debt instruments are categorized within Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads. Some debt instruments are measured at fair value using the DCF method in which significant unobservable inputs are used, and categorized within Level 3.

As for equity instruments, listed stocks are measured at fair value based on the market price at a stock exchange and categorized within Level 1 if they are traded in an active market. Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above. Publicly traded investment trusts and funds are measured at fair value using the market price and are categorized within Level 1 if they are traded in an active market. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at September 30, 2016 and March 31, 2016.

	At September 30, 2016
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥518	Option model	Interest rate volatility	1% – 10%
Currency derivatives	37	Option model	Foreign exchange volatility	13% – 17%
Equity derivatives	699	Option model	Equity volatility	18% – 110%
Financial assets at fair value through profit or loss:			Equity to equity correlation	48% – 92%
Debt instruments	9,995	Monte Carlo Simulation	Equity volatility	25% – 26%
Equity instruments	12,676	Market multiples	Price/Earnings multiple	8.1x – 25.6x
			EV/EBITDA multiple	5.6x
			Liquidity discount	0% – 20%
		See note (2) below	—	—
Available–for–sale financial assets:
Debt instruments	685	DCF method	Discount margin	8%
Equity instruments	755,754	Market multiples	Price/Book value multiple	0.2x – 2.3x
			Price/Earnings multiple	8.0x – 54.2x
			EV/EBITDA multiple	6.0x – 14.7x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	33% – 51%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥30	Option model	Foreign exchange volatility	13% – 17%
Equity derivatives	8	Option model	Equity volatility	36% – 41%
Credit derivatives	777	CDO pricing model	Additional withdrawal ratio	49%
Others(4)	(315)	Option model	Equity to equity correlation	46% – 92%
			Interest rate to interest rate correlation	20% – 100%

	At March 31, 2016
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥51	Option model	Foreign exchange volatility	12% – 19%
Equity derivatives	199	Option model	Equity volatility	25% – 55%
Financial assets at fair value through profit or loss:			Equity to equity correlation	61% – 83%
Debt instruments	11,667	Monte Carlo Simulation	Equity volatility	26% – 38%
Equity instruments	27,594	Market multiples	Price/Earnings multiple	8.4x – 26.7x
			EV/EBITDA multiple	4.0x
			Liquidity discount	0% – 20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	2,022	DCF method	Discount margin	7%
Equity instruments	789,326	Market multiples	Price/Book value multiple	0.7x – 2.0x
			Price/Earnings multiple	8.9x – 47.9x
			EV/EBITDA multiple	6.9x – 16.9x
			Price/Embedded value multiple	0.3x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	33% – 53%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥46	Option model	Foreign exchange volatility	12% – 19%
Equity derivatives	212	Option model	Equity volatility	43% – 54%
Credit derivatives	3,134	CDO pricing model	Additional withdrawal ratio	49%
Others(4)	1,240	Option model	Equity volatility	40% – 51%
			Equity to equity correlation	53% – 92%
			Interest rate to interest rate correlation	20% – 100%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.
(3)	The SMFG Group has determined that the net asset value represents fair values of certain investment funds.
(4)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Volatility

Volatility represents a measure of how much a particular instrument, parameter or index is expected to change in value over time. The volatilities used in the valuation of some type of derivative instruments with optionality refer to the potential change in price or level of the underlying interest rates, foreign exchange rates or equity instruments. The volatilities of underlying listed stocks are used in the valuation of preferred stocks containing optionality. These volatilities are estimated based on historical data or information provided by third-party sources, together with other analytical techniques. In general, a significant increase in the volatility in isolation would result in a significantly higher fair value measurement.

Correlation

Correlation represents a measure of the relationship between the movements of two variables, which is expressed as a number between plus and minus one. A positive correlation indicates that two variables move in the same direction while a negative correlation indicates that they move in opposite directions. Interest rate correlation refers to the correlation between two interest rates of different tenors, whereas equity correlation refers to the correlation between stock price movements of different stocks. These correlations are used in the valuation techniques of complex derivatives and estimated based on historical data. In general, a significant increase in the correlation in isolation would result in either a significantly higher or lower fair value measurement, depending on the terms of the instruments.

Price/Earnings, price/book value and price/embedded value multiples

Price/Earnings (“P/E”) multiple represents the ratio of the equity value to the net income, while price/book value (“P/B”) multiple represents the ratio of the equity value to the book value. Embedded value, which takes into account the future cash flows in addition to the net asset value, was applied instead of the book value for a certain unlisted company. These multiples are estimated based on comparable listed companies. In general, a significant increase in the P/E multiple, P/B multiple or price/embedded value multiple in isolation would result in a significantly higher fair value measurement.

EV/EBITDA multiple

EV/EBITDA multiple represents the ratio of the enterprise value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”), where the EV is the aggregate value of equity and debt minus cash and cash equivalents. The multiple is estimated based on comparable listed companies. In general, a significant increase in the EV/EBITDA multiple in isolation would result in a significantly higher fair value measurement.

Liquidity discount

A liquidity discount is primarily applied in the valuation techniques for unlisted stocks to reflect the fact that these stocks are not actively traded. In general, a significant increase in the liquidity discount in isolation would result in a significantly lower fair value measurement.

Discount margin

Discount margin represents a spread used in estimating future cash flows in a DCF method to reflect the uncertainty of the cash flows that market participants would consider. In general, a significant increase in the discount margin in isolation would result in a significantly lower fair value measurement.

Additional withdrawal ratio

Additional withdrawal ratio represents the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would have a significant unfavorable impact (i.e., an increase in derivative liabilities or a decrease in derivative assets) on the fair value measurement.

Sensitivity Analysis

The fair value of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At September 30, 2016
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥518	¥486	¥148	¥—	¥—
Currency derivatives	37	101	1	—	—
Equity derivatives	699	337	263	—	—
Financial assets at fair value through profit or loss:
Debt instruments	9,995	6	384	—	—
Equity instruments	12,676	212	182	—	—
Available-for-sale financial assets:
Debt instruments	685	—	—	50	51
Equity instruments	755,754	—	—	20,339	19,332

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥30	¥2	¥100	¥—	¥—
Equity derivatives	8	8	95	—	—
Credit derivatives	777	3,274	17,887	—	—
Others(1)	(315)	652	804	—	—

	At March 31, 2016
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥51	¥175	¥1	¥—	¥—
Equity derivatives	199	104	65	—	—
Financial assets at fair value through profit or loss:
Debt instruments	11,667	—	—	—	—
Equity instruments	27,594	240	225	—	—
Available-for-sale financial assets:
Debt instruments	2,022	—	—	123	107
Equity instruments	789,326	—	—	20,286	19,682

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥46	¥4	¥172	¥—	¥—
Equity derivatives	212	212	705	—	—
Credit derivatives	3,134	3,176	21,196	—	—
Others(1)	1,240	3,321	878	—	—

(1)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Derivative financial instruments (including embedded derivatives)

With respect to the credit loss protection scheme offered to GS, the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario. For the other derivative instruments, including embedded derivatives that are separately accounted for from host contracts, that use correlation or volatility in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it is expected to be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated. Certain investment funds classified as available-for-sale equity instruments are measured at fair value determined based on net asset value per share, which includes significant unobservable inputs. Since those funds are managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

Financial Assets and Liabilities Not Carried at Fair Value

The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the SMFG Group’s consolidated statement of financial position at September 30, 2016 and March 31, 2016.

		At September 30, 2016		At March 31, 2016
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥39,671,548	¥39,672,539	¥43,144,654	¥43,143,523
Call loans and bills bought:
Call loans	a	1,321,319	1,321,310	1,283,758	1,283,925
Bills bought	a	11,453	11,434	7,608	7,600
Reverse repurchase agreements and cash collateral on securities borrowed	a	7,917,003	7,918,362	8,236,516	8,236,532
Investment securities:
Held-to-maturity investments	b	1,716,314	1,729,769	2,267,542	2,284,167
Loans and advances	a	89,696,148	92,803,275	88,862,371	91,821,054
Other financial assets	a	3,636,931	3,633,816	2,764,315	2,760,963

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥75,601,969	¥75,602,394	¥75,198,427	¥75,199,277
Other deposits	c	46,074,351	46,079,945	50,742,370	50,753,241
Call money and bills sold:
Call money	c	1,159,908	1,159,827	1,220,456	1,220,455
Bills sold	c	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	8,150,723	8,150,723	6,839,474	6,839,474
Borrowings	c	8,427,606	8,572,953	9,914,129	10,058,456
Debt securities in issue	c	9,961,361	10,209,479	10,829,612	11,042,995
Other financial liabilities	c	6,510,858	6,510,880	5,935,511	5,935,212

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.
c.	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

22	STRUCTURED ENTITIES

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. It often has some or all of the following features or attributes:

•	restricted activities;

•	a narrow and well-defined objective;

•	insufficient equity to permit the structured entity to finance its activities without subordinated financial support; or

•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

During the normal course of business, the SMFG Group engages in numerous transactions involving structured entities. These structured entities are primarily used to provide the SMFG Group and its clients with efficient access to funds or investment opportunities, mainly through securitizations, investment funds and structured finance.

Consolidated Structured Entities

Structured entities are consolidated if they are controlled by the SMFG Group in accordance with the accounting policy as described in Note 2 “Summary of Significant Accounting Policies” of its consolidated financial statements for the fiscal year ended March 31, 2016.

The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third-party investors. The SMFG Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.

At September 30, 2016 and March 31, 2016, the consolidated ABCP conduits had total assets of ¥871,248 million and ¥933,890 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMFG Group to the consolidated ABCP conduits at September 30, 2016 and March 31, 2016 were ¥1,188,842 million and ¥1,165,463 million, respectively, all of which were undrawn.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities for the six months ended September 30, 2016 and the fiscal year ended March 31, 2016.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMFG Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at September 30, 2016 and March 31, 2016.

	At September 30, 2016
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥109,544	¥—	¥—	¥109,544
Investment securities	12,042	1,013,406	62,124	585	1,088,157
Loans and advances	1,539,689	—	4,521,136	476,994	6,537,819

Total	¥1,551,731	¥1,122,950	¥4,583,260	¥477,579	¥7,735,520

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,986,789	¥1,124,518	¥5,588,437	¥655,597	¥9,355,341

	At March 31, 2016
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥170,696	¥—	¥—	¥170,696
Investment securities	11,443	906,367	60,633	546	978,989
Loans and advances	1,609,435	—	4,601,526	533,445	6,744,406

Total	¥1,620,878	¥1,077,063	¥4,662,159	¥533,991	¥7,894,091

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,913,474	¥1,079,080	¥5,618,144	¥712,415	¥9,323,113

An interest in a structured entity refers to contractual and non-contractual involvement that exposes the SMFG Group to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans, loan commitments and guarantees. Interest rate and currency derivatives that expose the SMFG Group mainly to market risk, or CDS that are designed to transfer risk from the SMFG Group to a structured entity are not regarded as an interest in a structured entity since they do not expose the SMFG Group to variability of returns from the performance of the structured entity. These derivatives are therefore not included in the tables above.

The maximum exposure to loss from the SMFG Group’s interests in unconsolidated structured entities represents the maximum amount of potential loss to which the SMFG Group is exposed through its involvement with unconsolidated structured entities. It is determined by the SMFG Group’s carrying amounts and the notional amounts of loan commitments and guarantees, without considering the probability of loss being incurred, or effects of collateral or other credit protection.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities for the six months ended September 30, 2016 and the fiscal year ended March 31, 2016.

Securitizations

Securitization entities are established to securitize third-parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivable. These entities purchase those assets through loans or notes issued with multiple tranches. The SMFG Group provides loans and loan commitments to these entities or holds notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

Investment Funds

Investment funds are established for providing investment opportunities to investors by pooling money from them and investing mainly in equity and debt instruments based on a predetermined investment policy. The SMFG Group has invested in a number of these funds.

Structured Finance

Project finance

In project finance, structured entities are established to raise funds for projects such as the development of electric power plants and transportation infrastructure and the production of natural resources. The SMFG Group provides loans and loan commitments, which are secured by the cash flows generated by the projects, to these entities as part of a syndication of lenders.

Real estate finance

Real estate financing entities are established to raise funds in connection with the development and acquisition of real estate properties such as office buildings and logistics facilities. The SMFG Group provides financing to these structured entities mainly in the form of loans and loan commitments or notes, which are secured by the entities’ assets.

Lease finance

Lease financing entities are established to purchase or build certain equipment such as a vessel or an aircraft which is subsequently leased to lessees to be used in their core business. The SMFG Group provides loans and loan commitments to these entities, which are secured by lease receivables from the lessees and in some cases guaranteed by the equity holders.

Acquisition finance

In acquisition finance, structured entities are established by either third-party companies or management of target companies to acquire the equity shares of the target companies. The purchase of the target companies’ shares is financed by debt provided mainly by financial institutions and equity raised by the acquirer. The SMFG Group provides loans and loan commitments to these entities, which are secured by the cash flows from the target companies.

Others

The SMFG Group provides financing to other types of structured entities such as third-party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMFG Group provides loans and loan commitments to these entities.

Sponsored Unconsolidated Structured Entities with No Interest Held by the SMFG Group

The SMFG Group sponsors certain structured entities in which it has no interest. The SMFG Group is deemed to be a sponsor of a structured entity when the SMFG Group takes a leading role in determining its purpose and design, while providing operational support to ensure its continued operation.

The income received from such sponsored unconsolidated structured entities was ¥5,656 million for the six months ended September 30, 2016. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMAM, an asset management subsidiary, which became our subsidiary in July 2016. The carrying amount of assets transferred to these entities for the six months ended September 30, 2016, which mainly consisted of investment funds, was ¥798,663 million. The income and the carrying amount above for the fiscal year ended March 31, 2016, were not significant.

23	ACQUISITIONS

Six Months Ended September 30, 2016

GE Japan GK (currently SMFL Capital Company, Limited)

On April 1, 2016, SMFL acquired General Electric Company (“GE”) group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. This acquisition was made for the purpose of upgrading the SMFG Group’s marketing strategies and sales capabilities by leveraging GE Japan’s know-how developed under GE, and offering a wide range of financial solutions by enhancing the combined client base of SMFL and GE Japan.

The fair values of assets and liabilities of GE Japan at the date of acquisition and the consideration paid were as follows:

At April 1, 2016
(In millions)
Assets:
Loans and Advances	¥470,538
All other assets	203,069

Total assets	¥673,607

Liabilities:
Borrowings	¥436,537
All other liabilities	58,134

Total liabilities	¥494,671

Net assets	¥178,936
Non-controlling interests measured at their proportionate share of the identifiable net assets	(394)

Net assets acquired	178,542
Goodwill	2,417

Consideration	¥180,959

Consideration:
Cash	¥180,959

Total	¥180,959

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥752

The fair value of the financial assets acquired included ¥470,668 million of loans and receivables to customers. The gross contractual amounts receivable were ¥488,335 million, of which ¥21,692 million were expected to be uncollectible.

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The revenue and profit or loss since the acquisition date to September 30, 2016 is immaterial to the consolidated financial statements.

Sumitomo Mitsui Asset Management Company, Limited

On July 29, 2016, the SMFG Group acquired an additional 20% of the outstanding shares of Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) and increased its equity interest in SMAM to 60%. As a result, the SMFG Group obtained control of SMAM.

Through this acquisition, the SMFG Group aims to enhance the SMFG Group’s services to comprehensively meet its clients’ needs for asset management.

The fair values of assets and liabilities of SMAM at the date of acquisition and the consideration paid were as follows:

At July 29, 2016
(In millions)
Assets:
Cash and deposits with banks	¥15,411
Trading assets	12,030
Intangible assets	14,555
All other assets	11,007

Total assets	¥53,003

Liabilities	¥14,995

Net assets	¥38,008
Non-controlling interests measured at their proportionate share of the identifiable net assets	(15,203)

Net assets acquired	22,805
Goodwill	38,053

Consideration	¥60,858

Consideration:
Cash	¥20,286
Fair value of the equity interest in SMAM held before the acquisition	40,572

Total	¥60,858

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥8

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

As a result of remeasuring the previously held interest to fair value, the SMFG Group recognized a gain of ¥20,344 million, which was included in “Other income” in the consolidated income statement.

The revenue and profit or loss since the acquisition date to September 30, 2016 is immaterial to the consolidated financial statements.

Pro forma financial information

It is estimated that the SMFG Group would have reported a total operating income of ¥1,916,716 million and a net profit of ¥560,096 million for the six months ended September 30, 2016 if all acquisitions had occurred on April 1, 2016.

Cash consideration paid and cash acquired by obtaining control of the subsidiaries

The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries during the six months ended September 30, 2016 were as follows:

For the six months ended September 30, 2016
(In millions)
Cash consideration paid	¥(201,245)
Cash and cash equivalents transferred as a result of the acquisitions	1,889

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥(199,356)

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥724,721 million and ¥509,666 million, respectively.